EXHIBIT 99.1

CONTENTS
MD&A	2
Caution Regarding Forward-Looking Statements	2
About Our Business	3
Quarterly Financial Information	7
Financial Results Analysis	8
Consolidated Analysis	8
Segmented Analysis	12
Financial and Capital Management	18
Updates to Our Regulatory Environment	22
Assumptions and Risks that Could Affect Our Business and Results	25
Our Accounting Policies	27
Controls and Procedures	29
Non-GAAP Financial Measures	29
Consolidated Financial Statements	31
Notes to Consolidated Financial Statements	35

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries, joint ventures and associates. Bell Canada is, unless otherwise indicated, referred herein as Bell, and comprises our Bell Wireline, Bell Wireless and Bell Media segments. Bell Aliant means Bell Aliant Inc. and its subsidiaries.

All amounts in this MD&A are in millions of Canadian dollars, except where noted.

Please refer to the unaudited consolidated financial statements for the third quarter of 2011 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2010 dated March 10, 2011 (BCE 2010 Annual MD&A), as updated in BCE Inc.’s 2011 First Quarter MD&A dated May 11, 2011 (BCE 2011 First Quarter MD&A) and BCE Inc.’s 2011 Second Quarter MD&A dated August 3, 2011 (BCE 2011 Second Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to November 2, 2011, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE Inc.’s annual information form for the year ended December 31, 2010 dated March 10, 2011 (BCE 2010 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q3) and nine months (YTD) ended September 30, 2011 and 2010.

Caution Regarding Forward-Looking Statements

This MD&A and, in particular, but without limitation, the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, contains forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to certain aspects of the business outlook of Bell’s Wireline, Wireless and Media segments, our Fourth Generation (4G) Long-Term Evolution (LTE) wireless network and broadband network deployment plans and BCE’s business objectives and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations at November 2, 2011 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in this MD&A for the purpose of giving information about management’s current strategic priorities, expectations and plans, and allowing investors and others to get a better understanding of our business outlook and operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on November 2, 2011. Certain key economic, market and operational assumptions we have used in making forward-looking statements contained in this MD&A include, without limitation, those described in the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, which section is incorporated by reference in this cautionary statement. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, in the BCE 2011 First Quarter MD&A or in the BCE 2011 Second Quarter MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2010 Annual MD&A remain substantially unchanged.
     Important risk factors including, without limitation, competitive, operational, technological, economic, financial and regulatory risks, that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in this MD&A include, but are not limited to, the risks described in the sections of this MD&A entitled Updates to Our Regulatory Environment and Assumptions and Risks that Could Affect Our Business and Results, which sections are incorporated by reference in this cautionary statement. We caution readers that the risks described in the above-mentioned sections of this MD&A are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial position or financial performance.
      Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 2, 2011. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

2  BCE INC.  Q3 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

About Our Business

QUARTER IN REVIEW

Our results for Q3 2011 reflected significant revenue and EBITDA(1) growth, driven primarily by the acquisition of CTV Inc. (CTV) completed on April 1, 2011 (whose results of operations are reported in our Bell Media segment starting in Q2 2011). In the quarter, we also delivered strong wireless postpaid subscriber growth and increased smartphone adoption, resulting in increased data usage and higher-blended average revenue per unit (ARPU), which contributed to the improvement in wireless EBITDA even as spending on customer retention and acquisition increased due to more aggressive competition. In our wireline segment, we further reduced costs to offset the impact of ongoing legacy voice and data revenue declines, resulting in higher year-over-year wireline EBITDA and margin expansion. We also grew market traction for Bell Fibe TV (our Internet Protocol Television, or IPTV, service), which contributed significantly to overall TV subscriber acquisitions in the quarter. Our improving asset mix, healthy wireless and wireline operating metrics, and management of our cost structure and working capital supported significant growth in net earnings and free cash flow(2) this quarter.
     Revenues at Bell grew 10.1% in Q3 2011. This double-digit increase was the result of the CTV acquisition reported in our new Bell Media segment, which enjoyed solid advertising revenues from TV, radio and digital properties, as well as subscriber revenues that reflected the impact of rate increases for certain Bell Media specialty sports services and growth from enhanced Mobile TV services that offer live and on-demand access to content. Wireless, TV and residential Internet revenue growth, and higher Internet Protocol (IP) broadband connectivity revenues in our Business Markets unit, also contributed to top-line improvement at Bell this quarter. Bell’s revenue growth this quarter was moderated by lower legacy voice and data revenues from a reduction in access lines and digital circuits as consumers continue to adopt wireless and IP-based technologies. Consistent with relatively weak economic growth, wireline product sales also decreased in the quarter, reflecting reduced business spending by customers primarily in the government and high tech sectors.
     Bell’s EBITDA increased 7.5% in Q3 2011, driven by the acquisition of CTV, as well as by improved performance at both our Bell Wireline and Bell Wireless segments. Bell Wireless’ EBITDA grew 3.0% this quarter, mainly as a result of higher wireless operating revenues driven by higher data usage from accelerating smartphone adoption, partly offset by higher year-over-year wireless postpaid acquisition and retention spending. Bell Wireline’s EBITDA improved 1.7%, reflecting a 6.1% reduction in operating costs that was driven mainly by decreased labour costs, reduced purchases of goods and services due mainly to lower product sales year over year, decreased capital taxes, commodity tax settlements, reduced marketing and sales expenses, and efficiency-related productivity improvements in both our field operations and call centres.
     We maintained Bell Mobility’s wireless market competitiveness in the quarter by leveraging our best-in-class high-speed packet access plus (HSPA+) network, launching our next-generation LTE network in areas of Toronto, expanding our leading roster of smartphone devices, and keeping pace competitively with attractive promotional offers – all of which contributed to significant postpaid subscriber acquisitions and an accelerating number of new smartphone customers. Although postpaid net activations of 126,854 in Q3 2011 were down from 159,465 last year, reflecting higher year-over-year customer churn as competition intensified during the back-to-school period, our smartphone customer base grew 16% this quarter and now comprises 43% of postpaid subscribers, up from 26% one year earlier. This fuelled robust wireless data revenue growth of 34% and blended ARPU growth of 2.7% this quarter. As a result of aggressive acquisition offers from the new wireless entrants for lower value subscribers and our focus on postpaid customer acquisitions, we lost 41,105 net prepaid customers this quarter on 9.3% fewer prepaid gross activations and higher churn. Accordingly, total wireless net activations decreased to 85,749 in Q3 2011 from 137,880 in Q3 2010.
     We added 26,037 net TV subscribers in Q3 2011, up 41% from 18,538 in Q3 2010. TV subscriber acquisition in the quarter was driven by higher sales of our Bell Fibe TV service that was launched in September 2010, reflecting increasing customer demand as we continue to expand our IPTV service footprint. This was moderated by lower satellite TV net activations, even as gross activations improved year over year, due to higher customer churn as a result of aggressive competitive pricing on service bundles and other promotional activity by the cable TV operators. Video ARPU increased 1.5% in Q3 2011 to $74.45 per month, due mainly to price increases.
     Our high-speed Internet subscriber base remained essentially unchanged over Q2 2011 with a net customer loss of 101 this quarter. This compared to net activations in Q3 2010 of 21,668. The decrease in net activations this quarter can be attributed to decreased sales in our direct retail channels due to our competitors’ aggressive acquisition offers, higher residential and small business customer deactivations year over year, fewer wholesale net activations, and increasing wireless substitution. However, residential Internet ARPU increased 5.5% this quarter, reflecting continued strong consumer demand for higher speed service and price increases.

(1)

We define EBITDA as operating revenues less operating costs, as shown in the consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. EBITDA also is used as a component in the determination of short-term incentive compensation for all management employees. EBITDA may be referred to as an additional GAAP measure because it is displayed on the face of our income statements.

(2)

Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

BCE INC.  Q3 2011  QUARTERLY REPORT  3

Management’s Discussion and Analysis

     In our traditional local telephone business, network access service (NAS) net losses increased to 110,629 in Q3 2011 from 92,169 in Q3 2010, reflecting higher residential NAS line losses from greater customer losses to cable TV competitors from more intense competitive pricing and promotional activity for the back-to-school period, as well as increasing wireless substitution. Additionally, the migration of wholesale residential customers via a third-party reseller from a cable competitor that began at the start of this year was substantially completed in Q2 2011, providing no positive impact on residential NAS net losses this quarter. This was partly offset by fewer business NAS line losses, which improved year over year, due primarily to reduced customer disconnections and growth in wholesale net additions via a third-party reseller of business NAS. As a result of our improved business NAS performance this year, the rate of erosion in our total NAS customer base decreased to 5.1% in Q3 2011 compared to 6.2% in Q3 2010.
     At Bell Media, advertising revenues reflected solid demand across most industry sectors, driven mainly by the maintenance of strong audience levels across our conventional and specialty TV channels. CTV, Bell Media’s conventional television network, held 11 of the top 20 programs nationally during the summer season among all viewers, and 14 of the top 20 programs in September reflecting the popularity of its new Fall programs. During the quarter, Bell Media also re-branded the /A\ channel to CTV Two, which showed significant growth in viewership as a result of its Fall programming line-up. Bell Media specialty channels also continued to maintain strong viewership levels as well, led by TSN which remained the #1 specialty channel in all key demographics. At the end of Q3 2011, Bell Media had entered into agreements with a number of broadcast distributors for rate increases on its sports specialty channels.
     Capital expenditures at Bell increased 1.3% this quarter to $652 million, due to the deployment of broadband fibre to residential homes, neighbourhoods and businesses in Ontario and Québec, ongoing enhancement of Bell’s core wireline broadband network to support the commercial roll-out of our IPTV service, construction of Bell’s 4G LTE network, and spending to support the execution of customer contracts in our Business Markets unit.
     For BCE, operating revenues grew 8.7% in Q3 2011, while EBITDA increased 5.4%, mainly as a result of the acquisition of CTV and improved year-over-year performance at Bell as described above.
     BCE’s cash flows from operating activities were $4,031 million in the first nine months of 2011, compared to $3,876 million in the first nine months of 2010. Free cash flow available to BCE Inc.’s common shareholders decreased to $1,697 million in the first nine months of 2011 from $1,968 million in the same nine-month period last year. The year-over-year decline was attributable primarily to higher capital spending and changes in working capital.
     Net earnings attributable to common shareholders increased 41% in Q3 2011 to $642 million, or $0.83 per share, compared to $454 million, or $0.60 per share, in the same quarter last year. The year-over-year increase in earnings was due primarily to the favourable resolution of various tax matters and the fair value loss on the Bell Aliant fund unit liability in Q3 2010. Adjusted net earnings per share(3) (Adjusted EPS) was $0.93 per common share in Q3 2011, compared to $0.81 per common share in the previous year. Increased EBITDA, lower net pension finance costs, higher favourable year-over-year resolution of various tax matters, and mark-to-market gains on share-based compensation plan economic hedges in Q3 2011 resulting from the increase in BCE Inc.’s common share price since the end of Q2 2011 was offset partly by higher depreciation expense, increased interest expense attributable to long-term debt related to the CTV acquisition, and the dilutive impact of shares issued in relation to the CTV acquisition that resulted in a higher number of BCE Inc. common shares outstanding year over year.

Bell Customer Connections

	NET ACTIVATIONS				TOTAL CONNECTIONS
					SEPTEMBER 30,	SEPTEMBER 30,
	Q3 2011	Q3 2010	% CHANGE		2011	2010	% CHANGE
NAS	(110,629)	(92,169)	(20.0%	)	6,205,336	6,539,877	(5.1%	)
Growth services portfolio:
Wireless	85,749	137,880	(37.8%	)	7,369,596	7,125,266	3.4%
Postpaid	126,854	159,465	(20.5%	)	5,843,180	5,384,661	8.5%
Prepaid	(41,105)	(21,585)	(90.4%	)	1,526,416	1,740,605	(12.3%	)
High-speed Internet	(101)	21,668	n.m.		2,111,661	2,085,227	1.3%
TV	26,037	18,538	40.5%		2,059,870	1,997,079	3.1%
Total growth services	111,685	178,086	(37.3%	)	11,541,127	11,207,572	3.0%

n.m.: not meaningful

(3)

Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

4  BCE INC.  Q3 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

OTHER CORPORATE AND BUSINESS DEVELOPMENTS

Management workforce reductions

Bell has reduced the size of its management workforce as part of ongoing structural changes to support achieving a competitive cost structure. The number of management departures at Bell totalled approximately 1,200. The charge related to the workforce reductions was approximately $94 million. Non-management front-line service positions were not affected. The employee departures were completed by the end of October 2011.

Wireless LTE network launched

On September 14, 2011, Bell Mobility launched its 4G LTE wireless network service in areas of Toronto, Mississauga, Hamilton, Kitchener-Waterloo and Guelph. With Bell’s LTE wireless network coverage, customers have data access speeds similar to broadband connections and significantly faster than our HSPA+ wireless network originally launched in November 2009, making it easier for users to download applications, stream high-definition (HD) videos and music, play on-line games or video conference and chat with virtually no delays or buffering. Bell’s 4G LTE roll-out will bring coverage to additional Canadian markets this year and through 2012. We are focused on an urban rollout first, with the timing of broader rural and remote coverage deployments contingent on the outcome of Industry Canada’s 700 MHz spectrum auction.
     Bell Mobility currently offers several LTE/HSPA+ Turbo Sticks, which allow users to connect their laptops to the 4G LTE network. LTE/HSPA+ capable smartphones and tablets will be available in Q4 2011.
     LTE technology offers data download speeds as fast as 75 megabits per second (Mbps) with typical speeds ranging between 12 and 25 Mbps. As the standard and products evolve, speeds are expected to increase to as fast as 150 Mbps.

Fibe TV expansion and enhancements

We continued to expand Bell’s Fibe TV footprint in communities across Ontario and Québec. At the end of Q3 2011, Bell’s IPTV footprint encompassed approximately 1.5 million households in Toronto and Montréal, up from approximately 1.1 million households at the end of Q2 2011. Fibe TV service was introduced commercially in select areas of Toronto and Montréal in September 2010.
     Bell’s Fibe TV customers now have access to Bell TV Online, enabling them to watch programming from channels such as CTV, TSN and Discovery from any computer with a high-speed Internet connection. We also made Facebook, the world’s most popular social networking site, available to Bell Fibe TV customers on their televisions.

Completion of 40-gigabit (40GB) coast-to-coast broadband network

During the quarter, we completed the upgrade of our 40GB broadband network with fibre spanning more than 7,800 km across Canada. Bell was the first carrier in Canada to deploy 40GB, launching the national upgrade in 2008 to increase network capacity and improve redundancy at major cross-sections. In October 2009, we completed the initial delivery of new 40GB optical channels (up from 10GB) between various cities in Canada and the U.S., including Montréal–Toronto, Montréal–New York and Toronto–Chicago (through Buffalo and Cleveland). Our national upgrade program has since expanded to 13 of the largest cities in Canada, as well as points of presence in New York, Boston, Buffalo, Chicago and Seattle. This national upgrade adds significant capacity to deal with increasing volumes of wireless data and Internet usage. The next phase of the program, scheduled to begin in 2012, will include upgrades to 100GB capacity in certain key corridors.

Expanded wireless device line-up

Bell Mobility introduced 13 new mobile devices in Q3 2011, adding to its extensive selection of HSPA+ and LTE devices. The new mobile devices launched this quarter included four Bell-exclusive superphones (Samsung Galaxy S II 4G, HTC Sensation 4G, Motorola Atrix 4G, Motorola XT860 4G), four BlackBerry handsets (two of which, the BlackBerry Curve 9360 and BlackBerry Torch 9860, are powered by the latest BlackBerry 7 operating system), a tablet built on the latest Android 3.1 platform (Samsung’s Galaxy Tab 10.1 4G) and two Turbo Stick options (Novatel Wireless U679 and Sierra Wireless U313) for use on Bell’s 4G LTE network.

BCE INC.  Q3 2011  QUARTERLY REPORT  5

Management’s Discussion and Analysis

Bell Mobile TV offerings expanded

During the quarter, Bell Media expanded its mobile TV offerings with more live content, including its conventional TV networks, CTV and CTV Two (formerly /A\ Channel), to be watched on mobile devices. Bell Mobile TV also includes real-time access to BNN, CTV News Channel, MTV, TSN and RDS plus additional programming from the Comedy Network, YTV, Treehouse, ATN, and major league hockey, football and soccer. In Q3 2011, Bell Mobility subscribers streamed 264,000 videos, representing a 103% increase over Q3 2010. Bell Media’s on-demand content is also available on a commercial basis to all other Canadian wireless providers.

Bell Media introduces CTV Two and launches TSN Radio

Bell Media’s newly-rebranded conventional TV network, CTV Two is now on the air with seven stations reaching approximately 90% of English viewers across Canada. And, as of August 31, 2011, CTV Two stations in Ontario and British Columbia are transmitting over the air and via major TV distributors in HD.
     Subsequent to the end of the quarter, Bell Media’s radio group launched TSN Radio 990 in Montréal and TSN Radio 1290 in Winnipeg, coinciding with the start of the NHL hockey season.

Olympic Games broadcast partnership

Bell Media and CBC/Radio-Canada entered into an agreement to form a broadcast partnership that will bid for the exclusive Canadian media rights for the Sochi 2014 Olympic Winter Games and the Rio 2016 Olympic Summer Games. Under the terms of the agreement, should the bid be successful, CTV will hold a 52.5% interest and CBC/Radio Canada will hold a 47.5% interest in the new partnership. The International Olympic Committee is expected to begin the bidding process for the Canadian media rights to future Olympic Games this fall. The new broadcast partnership is independent of Canada’s Olympic Broadcast Media Consortium, comprised of Bell Media (80%) and Rogers Media (20%), which will broadcast the London 2012 Olympic Summer Games.

Bell Media secures rights to FIFA World Cup Soccer

Bell Media announced in October 2011 that it reached an agreement with the Fédération Internationale de Football Association (FIFA) securing media rights to a comprehensive soccer programming package from 2015 through to 2022, including exclusive Canadian broadcast rights to the 2018 FIFA World Cup Russia, 2022 FIFA World Cup Qatar and the 2015 FIFA Women’s World Cup in Canada.

6  BCE INC.  Q3 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

Quarterly Financial Information

BCE’s 2011 third quarter interim condensed financial report was prepared in accordance with International Financial Reporting Standards (IFRS) under International Accounting Standard (IAS) 34 – Interim Financial Reporting. This is our third interim financial report prepared under IFRS and IFRS 1 – First-time Adoption of IFRS has been applied.
     The following table shows selected consolidated financial data of BCE, prepared in accordance with IFRS, for the seven most recently completed quarters. Prior to the adoption of IFRS, our consolidated financial data was prepared in accordance with previous Canadian generally accepted accounting principles (previous Canadian GAAP).

								PREVIOUS CANADIAN GAAP(1)

				IFRS
		2011				2010		2009
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Operating revenues	4,910	4,955	4,466	4,679	4,517	4,440	4,433	4,650
EBITDA	1,941	1,986	1,833	1,748	1,841	1,843	1,753	1,737
Depreciation	(628)	(638)	(611)	(607)	(600)	(595)	(586)	(704)
Amortization of intangible assets	(180)	(183)	(179)	(193)	(181)	(183)	(180)	(200)
Severance, acquisition and other costs	(130)	(219)	(61)	(86)	(129)	(15)	(32)
Restructuring and other								(82)
Earnings from continuing operations	736	683	582	344	482	630	734	377
Discontinued operations								(1)
Net earnings	736	683	582	344	482	630	734	376
Net earnings attributable to common shareholders	642	590	503	318	454	605	706	350
Net earnings per common share
Net earnings – basic	0.83	0.76	0.67	0.42	0.60	0.80	0.92	0.46
Net earnings – diluted	0.82	0.76	0.67	0.42	0.60	0.80	0.92	0.46
Included in net earnings:
Net gains on investments	–	89	–	–	–	8	125	11
Severance, acquisition and other costs	(82)	(162)	(40)	(67)	(91)	(6)	(25)
Restructuring and other								(48)
Fair value adjustment on fund unit liability	–	–	–	(58)	(56)	16	147
Adjustment to reflect interest on fund unit liability as non-controlling interest	–	–	–	(3)	(10)	(8)	(8)
Adjusted net earnings	724	663	543	446	611	595	467	387
Adjusted EPS	0.93	0.86	0.72	0.59	0.81	0.78	0.61	0.51
Average number of common shares outstanding – basic (millions)	777.6	776.6	752.9	754.1	756.7	759.7	765.7	767.2

(1)

Under previous Canadian GAAP, the term EBITDA was a non-GAAP financial measure. Refer to the section entitled Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable previous Canadian GAAP financial measure for 2009.

BCE INC.  Q3 2011  QUARTERLY REPORT  7

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in Q3 2011 and YTD 2011 compared with Q3 2010 and YTD 2010. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

	Q3 2011	Q3 2010	% CHANGE		YTD 2011	YTD 2010	% CHANGE
Operating revenues	4,910	4,517	8.7%		14,331	13,390	7.0%
Operating costs	(2,969)	(2,676)	(10.9%	)	(8,571)	(7,953)	(7.8%	)
EBITDA	1,941	1,841	5.4%		5,760	5,437	5.9%
Depreciation	(628)	(600)	(4.7%	)	(1,877)	(1,781)	(5.4%	)
Amortization of intangible assets	(180)	(181)	0.6%		(542)	(544)	0.4%
Severance, acquisition and other costs	(130)	(129)	(0.8%	)	(410)	(176)	n.m.
Finance costs
Interest expense	(210)	(169)	(24.3%	)	(627)	(511)	(22.7%	)
Interest on employee benefit obligations	(247)	(248)	0.4%		(736)	(744)	1.1%
Interest on fund unit liability	–	(92)	100.0%		–	(277)	100.0%
Expected return on pension plan assets	259	225	15.1%		772	674	14.5%
Other income (expense)	11	(67)	n.m.		134	241	(44.4%	)
Earnings before income taxes	816	580	40.7%		2,474	2,319	6.7%
Income taxes	(80)	(98)	18.4%		(473)	(473)	0.0%
Net earnings	736	482	52.7%		2,001	1,846	8.4%
Net earnings attributable to:
Common shareholders	642	454	41.4%		1,735	1,765	(1.7%	)
Preferred shareholders	33	27	22.2%		93	83	12.0%
Non-controlling interest	61	1	n.m.		173	(2)	n.m.
Net earnings	736	482	52.7%		2,001	1,846	8.4%
Earnings per share (EPS)	0.83	0.60	38.3%		2.26	2.32	(2.6%	)
Adjusted EPS	0.93	0.81	14.8%		2.51	2.20	14.1%

n.m.: not meaningful

Operating Revenues

Total operating revenues for BCE were $4,910 million in Q3 2011 and $14,331 million in the first nine months of 2011, representing increases of 8.7% and 7.0%, respectively, compared to operating revenues of $4,517 million and $13,390 million in the same periods in 2010. Higher revenues at Bell, partly offset by lower revenues at Bell Aliant, resulted in the year-over-year increase in BCE’s total operating revenues this year.
     Bell’s operating revenues increased 10.1% and 8.2% in the third quarter and first nine months of 2011 to $4,313 million and $12,557 million, respectively, from $3,916 million and $11,604 million in the same periods last year, due to the acquisition of CTV. Higher revenue at our Bell Wireless segment was offset by lower Bell Wireline revenue year over year, which excludes revenues from our portal business that are now reported in our Bell Media segment as of Q2 2011. Operating revenues for Bell in the third quarter of 2011 were comprised of service revenues of $3,936 million, representing a 12.7% increase over the third quarter of 2010, and product revenue of $377 million, representing an 11.0% decline year over year. Similarly, in the first nine months of 2011, Bell’s service revenues increased 10.0% year over year to $11,406 million, while total product revenues decreased 6.5% over the previous year to $1,151 million.
     Bell Wireline’s revenues decreased 3.1% in Q3 2011 and 2.6% year to date, compared with the same periods last year, due mainly to lower local and access, long distance and data product revenues. Growth in revenues from our video and residential Internet services moderated this decline.
     Bell Wireless segment revenues grew 5.6% in the third quarter of 2011 and 6.9% in the first nine months of the year, mainly as a result of increased service revenues from a larger postpaid subscriber base, increased data usage that generated higher blended ARPU year over year, and higher product revenues generated by higher postpaid subscriber acquisition and handset upgrades.
     Bell Media’s revenue in the third quarter of 2011 and year to date was $435 million and $964 million.
     Revenues at Bell Aliant were 0.4% and 0.9% lower, respectively, in the third quarter and first nine months of 2011, compared with the same periods one year earlier, due mainly to the continued decline in its local voice and long distance revenues. The year-over-year decrease was offset partly by revenue growth from Internet, IP-based broadband connectivity, wireless and TV services.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

8  BCE INC.  Q3 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

Operating Costs

Operating costs for BCE were $2,969 million and $8,571 million in the third quarter and first nine months of 2011, respectively, compared with $2,676 million and $7,953 million in the corresponding periods in 2010. The year-over-year increase was the result of higher operating costs at Bell. Bell Aliant’s operating costs this quarter and for the first nine months of 2011 were up slightly, year over year, at $364 million and $1,078 million, respectively, compared with $355 million and $1,064 million in the same periods last year.
     Bell’s operating costs were $2,708 million in Q3 2011, up 11.8% from $2,423 million in Q3 2010. The year-over-year increase was due primarily to the acquisition of CTV. Higher operating costs at Bell Wireless also contributed to the increase at Bell this quarter, which were more than offset by reduced operating costs at our Bell Wireline segment. Similarly, in the first nine months of this year, Bell’s operating costs increased 8.3% to $7,793 million from $7,195 million in 2010.
     Operating costs at Bell Wireline improved 6.1% to $1,567 million this quarter and 5.9% to $4,754 million year to date. The improvement was the result of decreased labour costs, reduced purchases of goods and services due mainly to lower product sales year over year, lower capital taxes, decreased marketing and sales expenses, billing and information technology (IT)-related cost savings from previously renegotiated vendor contracts, commodity tax settlements, as well as the positive impact of cost savings realized through efficiency-related productivity improvements. Vancouver Winter Olympics-related expenses incurred in Q1 2010 that did not recur this year also contributed to lower Bell Wireline operating costs in the first nine months of 2011.
     Bell Wireless’ operating costs increased 7.1% and 7.9% to $858 million and $2,464 million, respectively, in the third quarter and first nine months of 2011. These increases were primarily the result of costs related to higher year-over-year postpaid gross subscriber acquisitions, increased spending on customer retention and handset upgrades, higher payments to other carriers due to increased wireless data roaming, increased labour costs, and higher real estate costs.
     Bell Media’s operating costs were $354 million in the third quarter of 2011 and $760 million year to date. These amounts include a non-cash charge of $9 million this quarter and $30 million year to date for amortization of the fair value of certain programming rights, which resulted from the accounting allocation of the purchase price for CTV.
     Total pension current service cost at BCE increased to $62 million this quarter and $182 million year to date from $49 million and $151 million in the corresponding periods in 2010. Pension current service cost at Bell totalled $46 million in Q3 2011 and $135 million in the first nine months of this year, up from $36 million and $111 million in the third quarter and first nine months of 2010, respectively. The year-over-year increase was attributable to the impact of a lower discount rate on employee benefit obligations under the employee benefit plans, as well as to incremental pension costs related to the acquisition of CTV. Pension current service cost at Bell Aliant also was slightly higher, increasing to $16 million this quarter and $47 million year to date from $13 million and $40 million in the same periods last year.

EBITDA

EBITDA at BCE increased 5.4% this quarter and 5.9% year to date to $1,941 million and $5,760 million, respectively, from $1,841 million and $5,437 million in the corresponding periods in 2010. The year-over-year increases were due to higher EBITDA at Bell, driven mainly by the acquisition of CTV. Solid Bell Wireless, TV and residential Internet revenue growth, as well as ongoing rigorous management of Bell Wireline operating costs as described above, also contributed to improved EBITDA year over year. This was partly offset by lower EBITDA at Bell Aliant, which moderated the year-over-year increase in BCE’s EBITDA both this quarter and year to date. BCE’s EBITDA margin decreased, year over year, to 39.5% and 40.2% in the third quarter and first nine months of 2011, respectively, from 40.8% and 40.6% in the same periods last year.
     Bell’s EBITDA was $1,605 million in Q3 2011 and $4,764 million year to date, up 7.5% and 8.1%, respectively, from $1,493 million and $4,409 million in the same periods last year. These increases were driven by the acquisition of CTV and by improved year-over-year performance at both our Bell Wireline and Bell Wireless segments. Bell’s EBITDA margin decreased to 37.2% in Q3 2011 and 37.9% year to date from 38.1% and 38.0% in same respective periods last year. The year-over-year decrease in Bell’s EBITDA margin in 2011 can be attributed to relatively higher wireless operating costs and more modest year-over-year wireless service revenue growth, as well as the inclusion of relatively lower-margin media revenues in our operating results beginning in the second quarter as a result of the CTV acquisition.
     EBITDA at our Bell Wireline segment increased 1.7% in the third quarter and 2.7% in the first nine months of 2011, mainly as a result of a decline in operating costs, year over year, offset partly by lower revenues as described above.
     Bell Wireless’ EBITDA increased 3.0% this quarter and 5.1% year to date, due mainly to higher wireless operating revenues which were offset partly by higher year-over-year spending on postpaid customer acquisition and retention.
     Bell Media’s EBITDA was $81 million in the third quarter of 2011 and $204 million year to date. These amounts include $9 million and $30 million of non-cash costs, respectively, for the amortization of the fair value of certain programming rights acquired.
     Bell Aliant’s EBITDA decreased 3.4% this quarter and 3.1% year to date, reflecting both lower operating revenues and higher operating costs year over year.
     See Segmented Analysis for a discussion of EBITDA on a segmented basis.

BCE INC.  Q3 2011  QUARTERLY REPORT  9

Management’s Discussion and Analysis

Depreciation and Amortization

Depreciation

Depreciation of $628 million in the third quarter of 2011 and $1,877 million on a year-to-date basis represented increases of $28 million, or 4.7%, and $96 million, or 5.4%, respectively, compared to $600 million and $1,781 million for the same periods last year due to a higher depreciable asset base in 2011 and incremental depreciation due to our acquisition of CTV on April 1, 2011.

Amortization

Amortization of $180 million in the third quarter of 2011 and $542 million on a year-to-date basis decreased when compared to $181 million and $544 million for the same periods last year, due to a lower depreciable asset base in 2011, partly offset by incremental amortization due to our acquisition of CTV on April 1, 2011.

Severance, Acquisition and Other Costs

We recorded severance, acquisition and other costs of $130 million in the third quarter of 2011 and $410 million on a year-to-date basis. These included:

  severance charges related to voluntary and involuntary workforce reduction initiatives of $94 million in Q3 2011 and $153 million on a year-to-date basis at Bell and $27 million in Q3 2011 and $29 million on a year-to-date basis at Bell Aliant acquisition costs of $1 million in the third quarter of 2011 and $174 million on a year-to-date basis, which include $164 million relating to the CRTC tangible benefit obligation that we were ordered to pay over seven years to benefit the Canadian Broadcasting System as part of our acquisition of CTV other charges of $54 million on a year-to-date basis include $20 million related to the write-off of remaining payments on certain leased equipment and $10 million related to an administrative amount levied by the federal Competition Bureau pursuant to a consent agreement.

We recorded severance, acquisition and other costs of $129 million in the third quarter of 2010 and $176 million on a year-to-date basis. These included:

  severance charges related to voluntary and involuntary workforce reduction initiatives of $5 million in Q3 2010 and $23 million on a year-to-date basis at Bell and $3 million in Q3 2010 and $18 million on a year-to-date basis at Bell Aliant acquisition costs of $14 million in the third quarter of 2010 and $24 million on a year-to-date basis, which include $10 million acquisition costs of Virgin Mobile Canada (Virgin)

  other charges of $107 million in the third quarter of 2010 and $111 million on a year-to-date basis, that mainly relate to the CRTC’s decision to include interest and other amounts in our deferral account balance.

Finance Costs

Interest expense

Interest expense of $210 million in the third quarter of 2011 and $627 million on a year-to-date basis represented increases of $41 million, or 24.3%, and $116 million, or 22.7%, respectively, compared to $169 million in Q3 2010 and $511 million on a year-to-date basis in 2010. The increases resulted from higher average debt levels related to the CTV acquisition and the cessation, in 2011, of capitalization of interest expense on our spectrum licences, partly offset by lower average interest rates.

Interest on employee benefit obligations

In 2011, a lower discount rate was used to value our employee benefit obligations, which reduces interest expense on employee benefit obligations. The decrease was largely offset by accruing interest on a higher accrued benefit obligation. Therefore, interest on employee benefit obligations of $247 million in the third quarter of 2011 and $736 million on a year-to-date basis represented decreases of $1 million, or 0.4%, and $8 million, or 1.1%, respectively, compared to $248 million in Q3 2010 and $744 million on a year-to-date basis.

Interest on fund unit liability

Interest on the fund unit liability, which represents the third-party ownership of the units of Bell Aliant, of $92 million in the third quarter of 2010 and $277 million on a year-to-date basis in 2010 represented the distributions declared and paid to third party fund unit holders.

10  BCE INC.  Q3 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

Expected Return on Pension Plan Assets

Expected return on pension plan assets of $259 million in the third quarter of 2011 and $772 million on a year-to-date basis represented increases of $34 million and $98 million, or 15.1% and 14.5%, respectively, compared to $225 million and $674 million for the same periods last year. These increases were a result of higher assets in the Bell pension plan in 2011 due to the return on pension plan assets in 2010 and a voluntary contribution to the pension plan made in December 2010.

Other Income (Expense)

Other income of $11 million in the third quarter of 2011 represented an increase of $78 million, compared to Other expense of $67 million for the same period last year. In 2011, we recognized a $36 million net mark-to-market gain on economic hedges and a $10 million loss on disposal of capital assets compared to a fair value loss on our fund unit liability of $56 million in 2010.
     Other income of $134 million on a year-to-date basis represented a decrease of $107 million, compared to Other income of $241 million for the same period last year. In 2011, we recognized a gain of $89 million on remeasurement of our previously held 15% equity interest in CTV at the acquisition date and a $55 million net mark-to-market gain on economic hedges. In 2010, we recognized gains on sales of investments of $135 million and a fair value gain on our fund unit liability of $107 million.

Income Taxes

Income taxes of $80 million in the third quarter of 2011 represented a decrease of $18 million, or 18.4%, compared to $98 million for the same period last year due to higher favourable resolution of various tax matters in Q3 2011, partly offset by higher taxable earnings and the effect of Bell Aliant being taxed as a corporation.
     Income taxes of $473 million on a year-to-date basis remained unchanged compared to the same period last year. Higher taxable earnings and the effect of Bell Aliant being taxed as a corporation were partly offset by a lower corporate tax rate.

Net Earnings Attributable to Non-Controlling Interest

Non-controlling interest of $61 million in the third quarter of 2011 and $173 million on a year-to-date basis, represented increases of $60 million and $175 million, respectively, compared to non-controlling interest of $1 million in Q3 2010 and negative non-controlling interest of $2 million, year to date in 2010. On January 1, 2011, Bell Aliant Inc. changed its corporate form from an income fund to a corporation, thereby eliminating our fund unit liability and re-establishing non-controlling interest. Our ownership interest remained the same as trust units were exchanged for common shares on a one-for-one basis.

Net Earnings and EPS

Net earnings attributable to common shareholders for the third quarter of 2011 was $642 million, or $0.83 per common share, compared with net earnings of $454 million, or $0.60 per common share, for the same period last year. The increase in 2011 was a result of higher EBITDA, lower net pension finance costs, lower interest on the fund unit liability, a fair value loss in 2010 on the fund unit liability, higher net mark-to-market gains on economic hedges, higher favourable resolution of various tax matters and a lower tax rate. These were partly offset by higher depreciation and interest expense.
     Excluding the impact of severance, acquisition and other costs, net gains on investments, the fair value adjustment to our fund unit liability and adjustments to earnings to reflect the interest on the fund unit liability as non-controlling interest, Adjusted net earnings was $724 million in the third quarter of 2011, an increase of $113 million compared to $611 million for the same period last year. As a result, Adjusted EPS increased by $0.12 in Q3 2011 to $0.93 per common share from $0.81 per common share in Q3 2010.
     On a year-to-date basis, net earnings attributable to common shareholders was $1,735 million, or $2.26 per common share, compared with net earnings of $1,765 million, or $2.32 per common share, for the same period last year. The decrease in 2011 was a result of higher severance, acquisition and other costs, interest expense and depreciation, an impairment charge on our Calgary Westwinds campus, a fair value gain in 2010 on the fund unit liability, and lower net gains on investments in 2011. This was partly offset by higher EBITDA, lower net pension finance costs, lower interest on the fund unit liability, higher net mark-to-market gains on economic hedges, and a lower tax rate.
     Excluding the impact of severance, acquisition and other costs, net gains on investments, the fair value adjustment to our fund unit liability and adjustments to earnings to reflect the interest on the fund unit liability as non-controlling interest, Adjusted net earnings was $1,930 million on a year-to-date basis, an increase of $257 million compared to $1,673 million for the same period last year. As a result, Adjusted EPS increased 14.1% on a year-to-date basis to $2.51 per common share from $2.20 per common share YTD 2010.

BCE INC.  Q3 2011  QUARTERLY REPORT  11

Management’s Discussion and Analysis

SEGMENTED ANALYSIS

Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     On April 1, 2011, BCE acquired the remaining 85% of CTV common shares that it did not already own. CTV is a media company that holds specialty television, digital media, conventional TV and radio broadcasting assets. CTV is reported as a new segment, Bell Media. As at the acquisition date, we transferred our portal assets from our wireline business to this new segment.
     On January 1, 2011, Bell acquired xwave, a division of Bell Aliant, specializing in IT professional services and advanced technology solutions. As a result, we have restated prior period results for Bell Wireline and Bell Aliant to reflect the change of ownership in xwave between Bell and Bell Aliant. Our reportable segments and consolidated results did not change as a result of this restatement.

OPERATING REVENUES	Q3 2011	Q3 2010	% CHANGE		YTD 2011	YTD 2010	% CHANGE
Bell Wireline	2,610	2,694	(3.1%	)	7,912	8,126	(2.6%	)
Bell Wireless	1,339	1,268	5.6%		3,866	3,617	6.9%
Bell Media	435	–	n.m.		964	–	n.m.
Inter-segment eliminations	(71)	(46)	(54.3%	)	(185)	(139)	(33.1%	)
Bell	4,313	3,916	10.1%		12,557	11,604	8.2%
Bell Aliant	700	703	(0.4%	)	2,074	2,092	(0.9%	)
Inter-segment eliminations	(103)	(102)	(1.0%	)	(300)	(306)	2.0%
Total operating revenues	4,910	4,517	8.7%		14,331	13,390	7.0%

EBITDA	Q3 2011	Q3 2010	% CHANGE		YTD 2011	YTD 2010	% CHANGE
Bell Wireline	1,043	1,026	1.7%		3,158	3,075	2.7%
Bell Wireless	481	467	3.0%		1,402	1,334	5.1%
Bell Media	81	–	n.m.		204	–	n.m.
Bell	1,605	1,493	7.5%		4,764	4,409	8.1%
Bell Aliant	336	348	(3.4%	)	996	1,028	(3.1%	)
Total EBITDA	1,941	1,841	5.4%		5,760	5,437	5.9%

n.m.: not meaningful

Bell Wireline Segment

Bell Wireline Revenue

BELL WIRELINE REVENUE	Q3 2011	Q3 2010	% CHANGE		YTD 2011	YTD 2010	% CHANGE
Local and access	710	759	(6.5%	)	2,165	2,279	(5.0%	)
Long distance	223	224	(0.4%	)	684	691	(1.0%	)
Data	930	972	(4.3%	)	2,818	2,950	(4.5%	)
Video	454	437	3.9%		1,374	1,299	5.8%
Equipment & other	212	223	(4.9%	)	639	670	(4.6%	)
Total external revenues	2,529	2,615	(3.3%	)	7,680	7,889	(2.6%	)
Inter-segment revenues	81	79	2.5%		232	237	(2.1%	)
Total Bell Wireline revenue	2,610	2,694	(3.1%	)	7,912	8,126	(2.6%	)

Bell Wireline revenues totalled $2,610 million in the third quarter of 2011, down 3.1% from $2,694 million in the third quarter of 2010. Year-over-year revenue declines of $49 million in local and access, $1 million in long distance, $42 million in data, and $11 million in equipment and other were offset partly by a $17 million increase in video revenue.
     In the first nine months of 2011, Bell Wireline revenues decreased 2.6% to $7,912 million from $8,126 million in the same nine-month period in 2010. Year-over-year revenue declines of $114 million in local and access, $7 million in long distance, $132 million in data, and $31 million in equipment and other were offset partly by a $75 million increase in video revenue.

Local and access

Local and access revenues declined 6.5% in the third quarter of 2011 and 5.0% in the first nine months of 2011 to $710 million and $2,165 million, respectively, from $759 million and $2,279 million in the same periods in 2010. The year-over-year decreases were due mainly to ongoing residential and business NAS erosion and re-price pressures, mainly within our large and mass business markets, as a result of competitive pricing offers in the marketplace. Price increases in 2011 on Home Phone service and revenues generated from the provision of voice network services for the recent Ontario provincial election moderated the year-over-year decline in local and access revenues that was negatively impacted by higher NAS erosion this quarter.

12  BCE INC.  Q3 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

     NAS net losses in Q3 2011 were 110,629, up from 92,169 in the same quarter last year. Higher residential NAS line losses brought about this increase even as business access line losses improved year over year. In the first nine months of 2011, we reduced NAS net losses by 15.8% to 270,369 from 321,145 in the same nine-month period last year as a result of substantially fewer business NAS line losses. Residential access line losses remained relatively unchanged year to date when compared to the first nine months of 2010.
     Residential NAS line losses increased 39% to 95,267 this quarter and 0.8% to 243,033 year to date, reflecting higher year-over-year customer losses to cable TV competitors in our incumbent areas of Ontario and Québec due to aggressive service bundle pricing and back-to-school promotions, and increasing wireless and Internet-based technological substitution. Additionally, the migration of wholesale residential customers to Bell’s wireline network via a third-party reseller from a cable competitor that began at the start of this year was substantially completed in Q2 2011, providing no positive impact on residential NAS net losses this quarter.
     Business NAS line losses in Q3 2011 improved 35% to 15,362 from 23,686 in the same quarter last year, mainly as a result of effective customer retention strategies resulting in fewer NAS line disconnections from mass and mid-sized business customers year over year, and the provisioning of access lines in a new call centre for a large business customer in the financial services sector. This result was achieved even with more intense competition in the mass and mid-sized business market, continued soft overall demand for new installations due to sluggish employment rates and spending rationalization by business customers, as well as on-going conversion of voice lines to IP-based services. Growth in wholesale net additions via a third-party reseller of business NAS and access line installations for the recent Ontario provincial election also contributed to the year-over-year improvement in business NAS line losses. Year to date, business NAS line losses improved 66% to 27,336, compared to 80,052 in the first nine months of 2010, for primarily the same reasons as in Q3 2011.
     At September 30, 2011, our combined residential and business NAS customer base totalled 6,205,336 lines (comprised of 3,365,854 residential lines and 2,839,482 business lines), compared to 6,539,877 lines (comprised of 3,645,437 residential lines and 2,894,440 business lines) at the end of the third quarter of 2010. This corresponds to an annualized rate of NAS erosion of 5.1% this quarter, down from 6.2% in Q3 2010, and was comprised of residential and business NAS erosion rates of 7.7% and 1.9%, respectively, compared to 8.1% and 3.6% in the third quarter of 2010.

Long distance

Long distance revenues were $223 million in Q3 2011 and $684 million year to date, down 0.4% and 1.0%, respectively, from $224 million and $691 million in the same periods in 2010. The rate of long distance revenue erosion in 2011 improved considerably year over year, mainly as a result of higher revenues from increased sales of global long distance minutes and the positive impact of price increases. These factors were offset by the unfavourable impact of lower minutes of use by residential and business customers resulting from NAS line losses and technology substitution to wireless calling and IP-based services, on-going toll competition, rate pressures in our business markets, as well as the continuing shift by residential customers from per-minute rate plans to unlimited or high-usage packages for a set monthly price.

Data

Data revenues totalled $930 million in Q3 2011, down 4.3% from $972 million in Q3 2010. The year-over-year decrease resulted primarily from the continued decline in legacy data revenues and reduced equipment sales attributable to lower spending by business customers primarily in the government and high tech sectors. The year-over-year decrease in legacy data revenues can be attributed to continued business customer migration to IP-based systems, competitive losses, pricing pressures in our business and wholesale market segments, and a lower volume of digital network access circuits in use by our business customers due to continued cautious spending reflecting low levels of employment growth in the economy. Data revenues were also adversely impacted by the reclassification of Sympatico.ca portal revenues, which now are reported in our Bell Media segment beginning in Q2 2011. Higher residential Internet service revenues, driven primarily by a larger subscriber base and a greater proportion of customers subscribing to Bell Fibe Internet packages year over year, as well as higher IP broadband connectivity revenues and sales of ICT professional services to large business customers, moderated the decline in data revenues this quarter.
     Year to date, data revenues were 4.5% lower in 2011, decreasing to $2,818 million from $2,950 million in the same nine-month period last year. In addition to the factors that affected data revenue growth this quarter as described above, IP broadband connectivity revenues generated in the first quarter of 2010 by our Business Markets unit directly as a result of the Vancouver Olympic Games, the non-recurrence of revenues generated in the second quarter of 2010 from the G8/G20 Summit, and lower sales of ICT managed services to large business customers primarily in the public sector in the first quarter of 2011, had an unfavourable impact on year-over-year data revenue growth at Bell in the first nine months of this year.

BCE INC.  Q3 2011  QUARTERLY REPORT  13

Management’s Discussion and Analysis

     We incurred a net loss of 101 high-speed Internet customers in the third quarter of 2011, compared to net activations of 21,668 in the same quarter last year. This brought the total number of net activations in the first nine months of 2011 to 14,335, down from 28,236 in the same nine-month period in 2010. Despite the pull-through effect of Bell Fibe TV sales, as well as continued broadband fibre service expansion that has supported solid growth in our Fibe Internet customer base year over year, the decrease in net activations this quarter can be attributed to decreased sales in our direct retail channels due to our competitors’ aggressive acquisition offers, higher residential and small business customer deactivations year over year, fewer wholesale net activations, and increasing wireless substitution.
     At September 30, 2011, our total number of high-speed Internet connections was 2,111,661, representing a 1.3% increase since the end of the third quarter of 2010.

Video

Video revenues increased 3.9% in the third quarter of 2011 and 5.8% in the first nine months of this year to $454 million and $1,374 million, respectively, from $437 million and $1,299 million in the corresponding periods last year, as a result of higher ARPU and a larger customer base year over year. Video ARPU in Q3 2011 was up 1.5% to $74.45 per month from $73.34 per month in Q3 2010. The year-over-year improvement in video ARPU was due mainly to price increases. Similarly, video ARPU in the first nine months of 2011 increased 2.8%, year over year, to $75.16 per month.
     We added 26,037 net TV subscribers in Q3 2011, up 41% from 18,538 in Q3 2010. This brought the total number of net activations in the first nine months of 2011 to 39,772, compared to 48,202 in the corresponding nine-month period in 2010. TV subscriber acquisition in the quarter was fuelled by higher sales of our Bell Fibe TV service that was launched in September 2010, reflecting increasing customer demand as we continue to expand our IPTV service footprint. This was moderated by lower satellite TV net activations, even as gross activations improved year over year, due to higher customer churn as a result of aggressive competitive pricing on service bundles and other promotional activity by the cable TV operators. Wholesale satellite TV net additions were relatively stable year over year.
     Our video churn rate in the third quarter and first nine months of 2011 increased to 1.8% and 1.6%, respectively, from 1.6% and 1.3% in the same periods last year. At September 30, 2011, our video subscriber base totalled 2,059,870, representing a 3.1% increase since the end of the third quarter of 2010.

Equipment & other

Equipment and other revenues were down 4.9% this quarter and 4.6% year to date to $212 million and $639 million, respectively, from $223 million and $670 million in the same periods in 2010. The year-over-year decreases were due mainly to lower year-over-year wireline equipment sales, promotional offers at Bell TV that reduced the average retail price of our premium video set-top boxes (STBs), a higher year-over-year sales mix of video STB rentals, as well as to lower consumer electronics equipment sales at The Source.

Bell Wireline EBITDA

EBITDA for our Bell Wireline segment was $1,043 million in the third quarter of 2011, up 1.7% from $1,026 million in the third quarter of 2010. Similarly, in the first nine months of this year, our Bell Wireline segment reported EBITDA of $3,158 million, representing a 2.7% increase compared to $3,075 million in the first nine months of 2010. These results corresponded to EBITDA margins of 40.0% this quarter and 39.9% year to date, representing improvements of 1.9 and 2.1 percentage points, respectively, over the corresponding periods last year.
     The year-over-year increases in Bell Wireline EBITDA were due primarily to reduced operating costs, which improved 6.1% this quarter and 5.9% year to date to $1,567 million and $4,754 million, respectively, from $1,668 million and $5,051 million in the same periods in 2010. The improvement was due primarily to:

  lower cost of goods sold as a result of decreased product sales year over year a decline in labour costs due to a reduced workforce, decreased use of outsourced labour, and lower share-based and variable management compensation expenses

  IT savings from reduced contract maintenance costs, as well as lower print and mailing costs for customer billing the elimination of capital taxes at the end of 2010

  commodity tax settlements

  decreased marketing and sales expenses

  other efficiency gains resulting from productivity and service improvements in both our field operations and residential services call centres.

14  BCE INC.  Q3 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

Lower operating expenses and marketing-related costs as a result of costs incurred for our sponsorship of the Vancouver Winter Olympics in Q1 2010 also contributed to Bell Wireline’s EBITDA improvement in this year.
     Higher cost of revenue resulting from increased sales of global long distance minutes, higher fleet management costs, as well as higher pension current service costs, partly offset the year-over-year improvement in Bell Wireline operating costs.
     Additionally, lower year-over-year operating revenues as described previously moderated growth in Bell Wireline’s EBITDA both this quarter and year to date.

Bell Wireless Segment

Bell Wireless Revenue

BELL WIRELESS REVENUE	Q3 2011	Q3 2010	% CHANGE		YTD 2011	YTD 2010	% CHANGE
Service	1,228	1,157	6.1%		3,547	3,321	6.8%
Product	102	103	(1.0%	)	293	273	7.3%
Total external revenues	1,330	1,260	5.6%		3,840	3,594	6.8%
Inter-segment revenues	9	8	12.5%		26	23	13.0%
Total Bell Wireless revenue	1,339	1,268	5.6%		3,866	3,617	6.9%

Bell Wireless operating revenue, comprised of network service and product revenues, increased 5.6% to $1,339 million in Q3 2011 and 6.9% to $3,866 million in the first nine months of 2011 from $1,268 million and $3,617 million, respectively, in the same periods last year.
     Wireless service revenue was up 6.1% this quarter and 6.8% year to date to $1,228 million and $3,547 million, respectively, from $1,157 million and $3,321 million in the same periods in 2010. The year-over-year increase was the result of postpaid subscriber base growth and increased wireless data usage, which contributed to higher blended ARPU year over year. Wireless data revenue grew 34% this quarter and 35% year to date, while wireless voice revenue decreased 1.8% and 0.8% in the third quarter and first nine months of 2011, respectively, compared to last year. Wireless service revenue in 2011 has been negatively impacted by richer rate plan offers, as well as increased customer acquisition credits and loyalty discounts applied on contract renewals, given the higher level of competitive intensity particularly during the back-to-school period.
     Product revenues decreased 1.0% to $102 million in the third quarter of 2011 from $103 million in the same quarter in 2010, despite higher year-over-year smartphone sales and gross postpaid subscriber activations, mainly as a result of lower average handset pricing driven by discounted acquisition and customer upgrade offers in response to aggressive competition. In the first nine months of 2011, wireless product revenues were $293 million, up 7.3% as compared to $273 million in the same nine-month period last year, reflecting higher smartphone sales on both new acquisitions and customer upgrades.
     Blended ARPU was $55.01 per month in Q3 2011 and $53.23 per month in the first nine months of 2011, up 2.7% and 2.5%, respectively, compared to $53.54 per month and $51.93 per month in the corresponding periods in 2010. These year-over-year increases reflect a greater percentage of higher-value postpaid customers in our subscriber base.
     Postpaid ARPU remained virtually unchanged, year over year, at $64.98 and $63.57 per month in the third quarter and first nine months of 2011, respectively, from $65.04 and $63.50 per month in the same corresponding periods last year. Lower voice ARPU, resulting mainly from competitive price pressures and lower usage from customers increasingly substituting for data features and services, was largely offset by higher data ARPU. Data ARPU growth reflected increased use of e-mail, wireless Internet, text messaging and other mobile applications, as well as increased adoption of data plans, driven by increased penetration of smartphones and other data devices, including turbo hubs and tablets.
     Prepaid ARPU was $17.81 per month in Q3 2011 compared to $18.85 per month in Q3 2010. The year-over-year decrease was due mainly to the loss of higher ARPU prepaid customers and pricing pressures driven by increased competitive intensity from the newer wireless entrants. A higher number of prepaid-to-postpaid customer migrations also contributed to lower prepaid ARPU year over year. Similarly, in the first nine months of this year, prepaid ARPU decreased to $16.65 from $18.02 per month in 2010.
     Postpaid gross activations increased 1.1% this quarter and 8.6% year to date to 372,346 and 1,013,648, respectively, from 368,154 and 933,045 in the same periods in 2010. Postpaid gross activations represented 71% of total gross activations in both the third quarter and first nine months of 2011, compared to 69% and 65% last year. The year-over-year increase in postpaid gross activations reflected our attractive promotional offers and effective sales efforts in all our direct channels, despite delayed customer activations in anticipation of new product launches from Apple, as well as our handset line-up which includes the latest smartphones and other popular devices, many of which are exclusive to Bell Mobility Inc. (Bell Mobility) for a certain period of time. At September 30, 2011, smartphone subscribers represented 43% of the postpaid subscriber base as compared to 26% one year earlier.

BCE INC.  Q3 2011  QUARTERLY REPORT  15

Management’s Discussion and Analysis

     Prepaid gross activations decreased 9.3% in Q3 2011 to 153,434 from 169,141 in Q3 2010, due primarily to our emphasis on postpaid acquisitions at Bell Mobility and Virgin Mobile, as well as aggressive acquisition offers from the newer wireless entrants for lower value subscribers. Year to date, prepaid gross activations totalled 410,831, down from 513,723 in 2010.
     Notwithstanding higher postpaid gross activations year over year, total gross wireless activations decreased 2.1% in Q3 2011 and 1.5% year to date to 525,780 and 1,424,479, respectively, from 537,295 and 1,446,768 in the corresponding periods in 2010 due to lower prepaid gross activations.
     Our blended churn rate increased to 2.0% in the third quarter and first nine months of 2011 from 1.9% in the same periods last year as a result of higher postpaid and prepaid churn. Postpaid churn increased to 1.5% both this quarter and year to date from 1.4% and 1.3% in the same respective periods last year, while prepaid churn increased to 3.9% in Q3 2011 and to 3.8% in the first nine months of 2011 from 3.4% in the corresponding periods last year. Higher postpaid and prepaid churn this quarter was driven mainly by heightened competitive intensity, particularly at the low end of the consumer market, reflecting richer acquisition offers that include unlimited voice and data usage rate plans and deeply discounted handsets.
     Total wireless net subscriber activations decreased to 85,749 and 127,548 in the third quarter and first nine months of 2011 from 137,880 and 291,964 in the same respective periods last year as growth in postpaid gross activations was offset by fewer prepaid gross activations and higher churn. Postpaid net activations were 126,854 this quarter and 301,811 year to date, compared to 159,465 and 343,431 in the same respective periods last year due to increased churn primarily at Virgin Mobile and Solo. Prepaid net customer losses increased year over year to 41,105 and 174,263 in the third quarter and first nine months of 2011, respectively, from 21,585 and 51,467 in the corresponding periods last year mainly as a result of higher churn. At September 30, 2011, we provided service to 7,369,596 wireless subscribers, representing a 3.4% increase since the end of the third quarter of 2010.

Bell Wireless EBITDA

Our Bell Wireless segment reported EBITDA of $481 million in the third quarter of 2011, compared to $467 million in Q3 2010. The 3.0% increase in Bell Wireless’ EBITDA was mainly the result of higher wireless operating revenues as described above, offset largely by higher operating costs. Bell Wireless’ EBITDA margin as a percentage of wireless service revenue was 39.2% in Q3 2011, down from 40.4% in Q3 2010. The decline in wireless EBITDA margin resulted from relatively higher year-over-year spending on subscriber acquisition and customer retention in combination with slower service revenue growth this quarter compared to Q3 2010. In the first nine months of 2011, Bell Wireless’ EBITDA increased 5.1% to $1,402 million from $1,334 million in the same nine-month period last year for primarily the same reasons as in Q3 2011. This corresponded to a year-to-date EBITDA margin as a percentage of wireless service revenue of 39.5% in 2011 compared to 40.2% last year.
     Bell Wireless operating costs, which increased 7.1% this quarter and 7.9% year to date to $858 million and $2,464 million, respectively, from $801 million and $2,283 million in the same periods in 2010, reflected increased year-over-year spending on customer retention and handset upgrades, higher subscriber acquisition costs attributable to increased smartphone sales and a greater number of postpaid gross activations compared to last year and higher per-unit handset subsidies to maintain our postpaid market competitiveness. Other increases resulted from higher payments to other carriers due to increased data roaming volume, increased real estate costs, and higher labour costs related to customer support for a growing base of smartphone customers using more sophisticated data services and applications.
     Beginning in Q1 2011, we changed our methodology for calculating wireless cost of acquisition (COA) to better align with Canadian industry practices which excludes certain recurring commissions paid from the calculation of COA and, instead, considers them to be a cost of maintaining customers. Prior quarters have been restated to make year-over-year comparisons consistent.
     Wireless COA per gross activation increased 10.4% in Q3 2011 to $392 from $355 in Q3 2010. This increase was due mainly to higher per-unit handset subsidies driven by a higher proportion of postpaid and smartphone customer activations this quarter, compared to the third quarter of 2010, as well as more aggressive handset pricing in the market. This was moderated partly by the favourable impact of disciplined spending on advertising and lower U.S. dollar hedge rates this year on our U.S. dollar-denominated purchases of wireless devices. Year to date, wireless COA per gross activation increased 14.5% to $387 per gross activation from $338 per gross activation in the same nine-month period in 2010.

16  BCE INC.  Q3 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Media Segment

Bell Media Revenue

BELL MEDIA REVENUE	Q3 2011	YTD 2011
Total external revenues	407	907
Inter-segment revenues	28	57
Total Bell Media revenue	435	964

Bell Media’s operating revenue was $435 million this quarter and $964 million year to date. In 2011, Bell Media has benefitted from relatively robust advertising sales in all media properties along with strong subscriber revenue in TV and Digital.
     Overall advertising revenue in Q3 2011 was driven by solid demand across most industry sectors, mainly as a result of the maintenance of strong audience levels across Bell Media’s conventional and specialty TV channels. CTV, Bell Media’s conventional television network, held 11 of the top 20 programs nationally in the summer season among all viewers, while the CTV family of websites streamed more than 102 million videos in Q3 2011 and welcomed 6.9 million unique visitors, serving up 6.8 million hours of video and a total of 240 million page views.
     Subscriber revenue reflected implementation of higher rates charged to other broadcast distributors for certain Bell Media specialty sports services, as well as strong non-sports specialty channel and digital results. Digital subscriber revenue was driven by the introduction, on April 1, 2011, of an enhanced Mobile TV service featuring live and on-demand access to expanded content from CTV, TSN, RDS, BNN, MTV and other top brands in Canadian news, sports and entertainment from Bell Media.

Bell Media EBITDA

Bell Media’s EBITDA was $81 million this quarter and $204 million year to date. These amounts include amortization of $9 million this quarter and $30 million year to date related to fair value adjustments of certain acquired programming rights recognized as part of the purchase price allocation.
     Bell Media’s operating costs were $354 million in the third quarter of 2011 and $760 million year to date. Bell Media’s operating costs in 2011 reflected the impact of cost savings realized in conventional purchased TV programming due to scheduling changes, reduced general and administrative expenses, and cost synergies achieved as a result of CTV’s integration into Bell, offset partly by the amortization of fair value adjustments on programming rights.

Bell Aliant Segment

Bell Aliant Revenue

BELL ALIANT REVENUE	Q3 2011	Q3 2010	% CHANGE		YTD 2011	YTD 2010	% CHANGE
Local and access	311	323	(3.7%	)	929	965	(3.7%	)
Long distance	93	97	(4.1%	)	274	282	(2.8%	)
Data	178	165	7.9%		525	488	7.6%
Wireless	24	21	14.3%		66	60	10.0%
Equipment & other	38	36	5.6%		110	112	(1.8%	)
Total external revenues	644	642	0.3%		1,904	1,907	(0.2%	)
Inter-segment revenues	56	61	(8.2%	)	170	185	(8.1%	)
Total Bell Aliant revenue	700	703	(0.4%	)	2,074	2,092	(0.9%	)

Bell Aliant revenues decreased 0.4% to $700 million in Q3 2011 and 0.9% to $2,074 million in the first nine months of this year from $703 million and $2,092 million in the same respective periods last year. The year-over-year decline resulted from the continued erosion of Bell Aliant’s legacy voice and data businesses, offset largely by higher revenues from growth in Internet, wireless and TV services. Higher year-over-year growth in IP broadband connectivity service revenue also moderated the decrease in Bell Aliant’s total operating revenue this quarter.
     Local and access revenue decreased 3.7% both this quarter and year to date to $311 million and $929 million, respectively, from $323 million and $965 million in the corresponding periods last year. This was due to a 5.2% decline in the NAS customer base since the end of the third quarter of 2010, reflecting competitive losses driven by aggressive pricing by competitors as well as substitution for other services including wireless and Voice over Internet Protocol (VoIP). Programs targeted at retaining our highest value customers, increasing features penetration and the implementation of selected price increases that reflect the higher value provided through Bell Aliant’s bundled packages moderated the impact of a declining NAS customer base on revenues. At September 30, 2011, Bell Aliant had 2,672,582 NAS in service, compared to 2,818,601 NAS one year earlier.

BCE INC.  Q3 2011  QUARTERLY REPORT  17

Management’s Discussion and Analysis

     Long distance revenues were $93 million and $274 million, down 4.1% and 2.8% in the third quarter and first nine months of 2011, respectively, as compared to $97 million and $282 million in the corresponding periods last year. Long distance revenues continued to decrease year over year as a result of NAS line losses and technology substitution to wireless calling and IP-based services, as well as customer migration from legacy per-minute plans to flat rate plans. The effects of these declines were partially mitigated by selective price increases.
     Data revenues increased 7.9% in Q3 2011 and 7.6% year to date to $178 million and $525 million, respectively, from $165 million and $488 million in the same periods in 2010. The year-over-year improvement can be attributed largely to higher Internet revenues, resulting from a 2.7% increase in the number of high-speed subscribers and a 5.9% improvement in residential ARPU mainly from demand for more bandwidth and premium services, along with price increases. At September 30, 2011, Bell Aliant had 859,930 high-speed Internet subscribers compared to 837,167 subscribers one year earlier. Higher TV service revenues from a growing FibreOP TV customer base and increased IP broadband connectivity revenue also contributed to year-over-year data revenue growth at Bell Aliant.
     Wireless revenues grew 14.3% in the third quarter of 2011 to $24 million from $21 million in the third quarter of 2010, and 10.0% in the first nine months of 2011 to $66 million from $60 million in the same nine-month period last year. The year-over-year increases were due to subscriber growth. At September 30, 2011, Bell Aliant had 142,945 wireless customers, representing an 11.0% increase since the end of Q3 2010.
     Equipment and other revenues increased 5.6% in Q3 2011 to $38 million from $36 million in Q3 2010, due to rate increases for attachments to telephone poles. Year to date, equipment and other revenues decreased 1.8% to $110 million from $112 million in the first nine months of 2010, mainly as a result of a telecommunication equipment sale in Q2 2010 related to the G8/G20 Summit that did not recur this year, which was partly offset by higher telephone pole revenues in 2011.

Bell Aliant EBITDA

EBITDA at Bell Aliant decreased 3.4% to $336 million in the third quarter of 2011 from $348 million in the third quarter of 2010. Similarly, Bell Aliant’s EBITDA in the first nine months of this year was down 3.1% to $996 million compared with $1,028 million in the same period in 2010. The declines were mainly driven by lower operating revenues, as described previously, and higher operating costs year over year.
     Bell Aliant’s operating costs were $364 million this quarter and $1,078 million year to date, up from $355 million and $1,064 million in the corresponding periods in 2010. The year-over-year increase this quarter was due to increased TV costs as a result of IPTV content growth, higher marketing and sales expenses attributable to growth in FibreOP subscribers and increased FibreOP advertising, and higher labour costs attributable to increased pension current service costs and severances. Lower labour costs from workforce reductions in 2010, and other productivity initiatives, moderated the year-over-year increase in Bell Aliant’s operating costs.

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

NET DEBT

	SEPTEMBER 30,	DECEMBER 31,
	2011	2010
Debt due within one year(1)	2,244	2,570
Long-term debt	12,725	10,581
Preferred shares(2)	1,558	1,385
Cash and cash equivalents	(1,104)	(771)
Net debt	15,423	13,765

(1)	Includes bank advances and notes payable and sale of trade receivables.
(2)

Assumes 50% debt classification of outstanding preferred shares of $3,115 million and $2,770 million at September 30, 2011 and December 31, 2010, respectively, consistent with the treatment by certain credit rating agencies.

18  BCE INC.  Q3 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

Net debt increased $1,658 million to $15,423 million in the first nine months of 2011 due to an increase in long-term debt and preferred shares, partly offset by a decrease in debt due within one year and an increase in cash and cash equivalents.
     The increase in long-term debt and preferred shares is due to:

  issuance of three series of medium term debentures at Bell Canada with a total principal amount of $2 billion acquisition of CTV’s debt of approximately $1.8 billion

  issuance of 13.8 million Cumulative Redeemable First Preferred Shares, Series AK (Series AK Preferred Shares) for total gross proceeds of $345 million issuance of medium term notes at Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP) with a principal amount of $300 million.

These increases in long-term debt and preferred shares were partly offset by a $1.5 billion repayment of CTV acquired debt, of which $1.3 billion was paid in cash and $167 million was paid through the issuance of BCE Inc. common shares, and redemption of medium term notes at Bell Aliant LP with a principal amount of $405 million.
     The increase in cash and cash equivalents is due to free cash flow of $1,697 million, issuance of Series AK Preferred Shares for $345 million, issue of equity securities to non-controlling interest of $288 million, and issue of common shares of $115 million. This was partly offset by cash dividends paid on common shares of $1,117 million and cash used for the acquisition of CTV of $680 million.
     The decrease in bank advances and notes payable was due to a reduction in the trade receivables securitization program of $350 million.

OUTSTANDING SHARE DATA

	SEPTEMBER 30,	DECEMBER 31,
(in millions)	2011	2010
Common shares	778.0	752.3
Stock options	5.3	8.5

We had 778.0 million common shares outstanding at September 30, 2011, an increase of 25.7 million shares from December 31, 2010, resulting from the issuance of 21.7 million shares to Woodbridge Ltd. as part of the acquisition of CTV on April 1, 2011 and stock options that were exercised in the first nine months of 2011.
     The number of stock options outstanding at September 30, 2011 was 5.3 million, a decrease of 3.2 million from December 31, 2010. The weighted average exercise price of the stock options outstanding at September 30, 2011 was $33. Of the total outstanding stock options at September 30, 2011, 2.9 million were exercisable at a weighted average exercise price of $31. In the first nine months of 2011:

  2.4 million options were granted

  4.0 million previously granted options were exercised

  1.6 million previously granted options expired or were forfeited.

BCE INC.  Q3 2011  QUARTERLY REPORT  19

Management’s Discussion and Analysis

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	YTD 2011	YTD 2010
Cash flows from operating activities	4,031	3,876
Bell Aliant dividends / distributions paid to BCE	166	218
Capital expenditures	(2,248)	(1,964)
Cash dividends paid on preferred shares	(87)	(80)
Cash dividends paid by subsidiaries to non-controlling interest	(243)	–
Acquisition costs paid	42	12
Bell Aliant free cash flow	36	(94)
Free cash flow	1,697	1,968
Bell Aliant free cash flow, excluding dividends / distributions paid	(202)	(124)
Business acquisitions	(680)	13
Acquisition costs paid	(42)	(12)
Business dispositions	2	8
Increase in investments	(6)	(40)
Decrease in investments	50	139
Other investing activities	4	6
Net issuance (repayment) of debt instruments	274	(139)
Reduction in trade receivables securitization program	(350)	(15)
Issue of common shares	115	28
Repurchase of common shares	–	(375)
Issue of preferred shares	345	–
Issue of equity securities by subsidiaries to non-controlling interest	288	–
Cash dividends paid on common shares	(1,117)	(972)
Other financing activities	(45)	12
Net increase in cash and cash equivalents	333	497

Cash Flows from Operating Activities

Cash flows from operating activities were $4,031 million in the first nine months of 2011, an increase of $155 million, or 4.0%, compared to $3,876 million in the same period in 2010. The increase was due to an increase in EBITDA, exclusive of pension current service costs of $354 million, and a decrease in interest paid of $239 million to fund unit holders in 2010.
     This increase was partly offset by:

  an increase of $165 million in severance and other costs paid mainly due to rebates paid to residential home phone customers further to our commitment under the CRTC deferral account mechanism an increase of $119 million in pension contributions due to a $200 million lump sum pension contribution at Bell Aliant, partly offset by lower contributions at Bell a reduction in working capital.

Free Cash Flow

Free cash flow in the first nine months of 2011 was $1,697 million, a decrease of $271 million, compared to free cash flow of $1,968 million in the same period in 2010. The decrease was due to higher capital expenditures of $284 million and payment of cash dividends by subsidiaries to non-controlling interest of $243 million, partly offset by an increase in cash flows from operating activities of $155 million and an increase in the adjustment for Bell Aliant free cash flow of $130 million.

20  BCE INC.  Q3 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

Capital Expenditures

Capital expenditures for BCE were $2,248 million in the first nine months of 2011, up from $1,964 million in the same period last year, reflecting higher spending at both Bell and Bell Aliant. As a percentage of revenues, capital expenditures for BCE increased to 15.7% year to date from 14.7% in the first nine months of 2010.
     At Bell, capital expenditures increased 11.0% in the first nine months of 2011 to $1,812 million from $1,633 million in the same period last year, corresponding to a capital intensity ratio of 14.4% this year versus 14.1% last year. The year-over-year increase was due mainly to:

  the deployment of broadband fibre to residential homes, neighbourhoods, new condominiums and other multiple-dwelling units (MDUs) and businesses in Ontario and Québec ongoing grooming of Bell’s core wireline broadband network to support the commercial roll-out of our IPTV service construction of Bell’s next generation, 4G LTE network

  network capacity growth to accommodate increasing wireline and wireless data consumption increased investment in customer service to improve client care support systems and self-serve tools construction of data hosting centres in Ontario

  spending to support the execution of customer contracts in our Business Markets unit.

Additionally, Bell’s capital expenditures were higher in 2011 as a result of the acquisition of CTV where capital investment has been focused on various projects, including the Canadian Radio-television and Telecommunications Commission’s (CRTC) mandated transition from analog to digital TV on August 31, 2011, as well as HD upgrades to broadcast studios and TV production equipment.
     Consistent with its strategic priority to grow broadband, Bell Aliant’s capital expenditures increased 32% in the first nine months of 2011 to $436 million from $331 million in the same period last year, reflecting accelerated expansion of its FibreOP Internet and TV service coverage through the deployment of fibre-to-the-home (FTTH).

Business Acquisitions

Business acquisitions of $680 million in the first nine months of 2011 represents the cash used for the acquisition of CTV for $713 million, less $33 million of cash acquired.

Decrease in Investments

The decrease in investments of $50 million in the first nine months of 2011 was a return of capital from our equity investments.
     The decrease in investments of $139 million in the first nine months of 2010 resulted from the sale of our investment in SkyTerra Communications Inc. in Q1 2010.

Debt Instruments

In the first nine months of 2011, we issued $274 million of debt, net of repayments. This included Bell Canada’s issuance of three series of medium term debentures having a total principal amount of $2 billion and issuance of medium term notes at Bell Aliant LP with a principal amount of $300 million. This was partly offset by a cash repayment of CTV’s acquired debt of $1.3 billion, redemption of medium term notes at Bell Aliant LP with a principal amount of $405 million and payments under finance leases.
     Debt repayments of $139 million in the first nine months of 2010 included Bell Aliant LP’s early redemption of $345 million principal amount of medium term notes, $125 million of debenture redemptions at Bell Canada and payments under finance leases. This was partly offset by Bell Aliant LP’s issuance of $350 million principal amount of medium term notes and increased borrowings of notes payable and bank advances.

Reduction in Trade Receivables Securitization Program

We repaid $350 million on the sale of trade receivables in the first nine months of 2011.

Issue of Common Shares

The increase in the issue of BCE Inc. common shares in the first nine months of 2011 compared to 2010 resulted from higher stock options exercised.

Repurchase of Common Shares

In the first nine months of 2010, BCE Inc. repurchased and cancelled 12.6 million of its outstanding common shares for a total cash outlay of $375 million.

BCE INC.  Q3 2011  QUARTERLY REPORT  21

Management’s Discussion and Analysis

Issue of Preferred Shares

In the third quarter of 2011, BCE Inc. issued 13.8 million Series AK Preferred Shares for total gross proceeds of $345 million.

Issuance of Equity Securities by Subsidiaries to Non-Controlling Interest

In the first quarter of 2011, Bell Aliant Preferred Equity Inc., an indirect subsidiary of Bell Aliant Inc., issued preferred shares for total gross proceeds of $288 million.

Cash Dividends Paid on Common Shares

In the first nine months of 2011, cash dividends paid on BCE Inc. common shares increased as the cash dividends increased to $1.4675 per common share, compared to a cash dividend of $1.275 per common share in the first nine months of 2010.

EMPLOYEE BENEFIT PLANS

For the three and nine months ended September 30, 2011, we recorded an increase in our employee benefit obligation and an actuarial loss, before taxes and NCI, in other comprehensive loss of $1,277 million and $1,392 million, respectively. This was due to a decrease in the discount rate and a lower than expected return on plan assets. For the three and nine months ended September 30, 2010, we recorded an increase in our employee benefit obligation and an actuarial loss, before taxes and NCI, in other comprehensive loss of $275 million and $2,150 million, respectively. In 2010, a decrease in the discount rate was offset partly by a higher than expected return on plan assets.

CREDIT RATINGS

Our key credit ratings at November 2, 2011 remain unchanged from those described in the BCE 2010 Annual MD&A.

LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2010 Annual MD&A, with the exception of the assumption of approximately $952 million of contractual obligations at CTV.

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are updates to the legal proceedings described in the BCE 2010 AIF under the section Legal Proceedings (at pages 29 to 33 of the BCE 2010 AIF), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2011 First Quarter MD&A and in the BCE 2011 Second Quarter MD&A, also filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 6-K (available on EDGAR at www.sec.gov). For ease of reference, the update below has been presented under the same heading as in the section entitled Legal Proceedings of the BCE 2010 AIF.

Lawsuits Related to Bell Canada

Vidéotron Lawsuit

As discussed in more detail in the BCE 2010 AIF, on August 31, 2005, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell TV by Vidéotron ltée, Vidéotron (Régional) ltée and CF Cable TV Inc. (a subsidiary of Vidéotron ltée). In the statement of claim, the plaintiffs allege that Bell TV has failed to adequately protect its system against signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell TV’s signal, would be subscribing to plaintiffs’ services. The trial began in September 2011 and is scheduled to continue until January 2012.

Updates to Our Regulatory Environment

The following are updates to the regulatory initiatives and proceedings described in the BCE 2010 Annual MD&A under the section Our Regulatory Environment (at pages 63 to 69 of the BCE 2010 Annual Report), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2011 First Quarter MD&A and in the BCE 2011 Second Quarter MD&A. For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Our Regulatory Environment of the BCE 2010 Annual MD&A.

22  BCE INC.  Q3 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

TELECOMMUNICATIONS ACT

Key Telecommunications Issues

Petition Submitted to the Governor-in-Council by Rogers Communications Partnership Inc. (Rogers) related to the CRTC Deferral Account Mechanism

As discussed in more detail in the BCE 2010 Annual MD&A and in the BCE 2011 First Quarter MD&A, on January 26, 2011, Rogers submitted a petition to the Governor-in-Council pursuant to section 12 of the Telecommunications Act to vary Telecom Decision 2010-805, Bell Canada – Applications to review and vary certain determinations in Telecom Decision CRTC 2010-637 concerning the use of high-speed packet access wireless technology and the deferral account balance, in which the CRTC approved Bell Canada’s revised proposal to use the approved $306.3 million of deferral account funds for the use of HSPA+ wireless technology instead of wireline DSL for the expansion of broadband to the 112 communities approved for inclusion in Bell Canada’s deferral account-funded program. The Governor-in-Council had until October 29, 2011 to intervene but decided not to do so. As a result, Rogers’ petition was effectively denied and Telecom Decision 2010-805 stands unchanged.

BROADCASTING ACT

Bell TV

As discussed in more detail in the BCE 2010 Annual MD&A, we are subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell TV’s competitive position or the cost of providing its services. The licence under which we offer DTH satellite TV service was renewed in March 2004 and was to expire on August 31, 2010. The licence has since been renewed to February 29, 2012. Similarly, the licences under which we offer Bell Fibe TV were issued in 2004 and have been extended until November 30, 2011. While we expect these licences will be renewed at term, there is no assurance that this will happen, or of the terms under which renewal will be granted.

Proceeding to Review Over-the-Top (OTT) Programming Services

As discussed in more detail in the BCE 2011 Second Quarter MD&A, on May 25, 2011, the CRTC initiated a fact-finding exercise aimed at better understanding the impact OTT programming (programming delivered via Internet) will have on the Canadian broadcasting system (Broadcasting and Telecom Notice of Consultation 2011-344). This exercise was intended to inform whether changes should be explored to the current regulatory framework which largely exempts new media broadcasting undertakings (online broadcasters) from regulation. New media broadcasting undertakings, both foreign and domestic, are currently exempt from broadcasting regulation pursuant to the CRTC’s new media exemption order while conventional programmers and distributors, like Bell Media and Bell TV, continue to have regulatory obligations under the Broadcasting Act and regulations.
     Bell Canada’s submission to the fact-finding exercise proposed that regulation should be applicable to the “primary” business of a communications entity. That is, if an entity is a traditional regulated broadcasting distribution undertaking (BDU) and/or broadcaster, but also becomes involved in OTT programming, then regulation should continue to apply only to its “primary” business. Similarly, entities primarily engaged in OTT programming (but not in traditional BDU and/or broadcasting activities) would now have regulatory obligations in support of Canadian program creation and presentation.
     On October 5, 2011, the CRTC announced that its fact-finding exercise produced inconclusive results and that it will not, at this time, consider a general review of the current regulatory framework which applies to new media broadcasting undertakings. However, the CRTC will continue to monitor the evolving communications environment and OTT programming services will be the focus of its annual consultation with the broadcasting industry in November 2011. Additionally, another fact-finding exercise will be held in May 2012 to re-assess the impact OTT programming is having on the Canadian broadcasting system.
     If no further action is taken by the CRTC, OTT providers who compete with traditional broadcasters will continue to be able to do so without making similar contributions to Canadian program creation and presentation, thus benefitting from an asymmetrical regulatory environment.

Proceeding to Review the Regulatory Framework Relating to Vertical Integration

As discussed in more detail in the BCE 2010 Annual MD&A, in the BCE 2011 First Quarter MD&A and in the BCE 2011 Second Quarter MD&A, on October 22, 2010, the CRTC approved an application by Shaw Communications Inc. (Shaw), on behalf of Canwest Global Communications Corp. (Canwest Global), for authority to transfer the effective control of Canwest Global’s licensed broadcasting subsidiaries to Shaw. On the same day, noting the growing trend of “vertical integration” taking place in the Canadian broadcasting industry, the CRTC launched Broadcasting Notice of Consultation 2010-783 in which the CRTC examined whether existing regulatory tools are sufficient to address any concerns that vertically integrated distributors have the potential to behave in an anti-competitive manner, to the detriment of the Canadian broadcasting industry.

BCE INC.  Q3 2011  QUARTERLY REPORT  23

Management’s Discussion and Analysis

     On September 21, 2011, the CRTC issued Broadcasting Regulatory Policy CRTC 2011-601, announcing its new policy framework relating to vertical integration. The CRTC uses the term “vertical integration” to refer to ownership or control by one entity of both programming services, like CTV and TSN, and distribution services, like Bell TV and Fibe TV. Vertical integration also includes ownership or control by one entity of both programming undertakings and production companies. The new CRTC vertical integration policy announces a number of new CRTC regulatory measures and follow up proceedings intended to guard against what the CRTC considers is the heightened risk of anti-competitive or unfair conduct that potentially could arise as a result of increased consolidation and vertical integration of the broadcasting industry.
     The following are some of the key changes announced in the CRTC’s new vertical integration policy:

  the policy makes permanent a temporary moratorium which the CRTC first imposed against exclusive programming agreements in the March 7, 2011 decision approving BCE’s acquisition of CTV Inc. (Broadcasting Decision CRTC 2011-163). The new vertical integration policy prohibits the offering of programming designed primarily for conventional television, specialty or video-on-demand services on an exclusive or otherwise preferential basis in a manner that is dependent on the subscription to a specific mobile or retail Internet access service. For example, Bell Mobility is not permitted to have exclusive access for its mobile subscribers to Bell Media content designed primarily for, and aired on, the CTV conventional television network. This new policy applies to vertically integrated and non-vertically integrated entities the CRTC is creating a new “no-head start” rule. This means that when an entity launches a new specialty or pay TV programming service, that programmer must make the service available to any distributor wanting to carry it, even if no distribution agreement has yet been reached, with payment to be retroactive to the day the distributor first begins carrying the service the CRTC has adopted a new “Code of Conduct” which sets guidelines designed to govern commercial relationships between programmers and distributors the CRTC also adopted a “stand still rule” which, in the event of disputes between programmers and distributors, effectively freezes in place affiliation agreements (that is, agreements that outline the rates, terms and conditions relating to both programming rights and carriage) between them while the dispute is being resolved. This will prevent signals from being withheld or pulled during a contractual dispute.

The new vertical integration policy will restrict BCE’s flexibility in negotiating commercial arrangements with its partners, suppliers and distributors for access to, and the supply of, traditional and new media programming content.

Bell Media

Value for Signal

As discussed in more detail in the BCE 2010 Annual MD&A and in the BCE 2011 First Quarter MD&A, in Broadcasting Regulatory Policy CRTC 2010-167, the CRTC announced its intention to implement a regime where broadcasters can choose to either retain their existing regulatory protections or negotiate a value-for-signal (VFS) fee with distributors. The CRTC concluded that there was a legal uncertainty as to whether it had the jurisdiction to impose a VFS regime and referred the question of its jurisdiction in this area to the Federal Court of Appeal. In a decision dated February 28, 2011, the Federal Court of Appeal ruled that the CRTC has the jurisdiction under the Broadcasting Act to establish a regulatory regime allowing private local over-the-air television stations (OTAs) to choose to negotiate with BDUs, such as Bell TV, for a fair value in exchange for the distribution of the programming services broadcast by those local OTAs (Value for Signal or VFS Regime). On April 29, 2011, Cogeco Cable Inc., Rogers Media Inc., Shaw Cablesystems G.P. and TELUS Communications Company requested leave to appeal the Federal Court of Appeal’s decision to the Supreme Court of Canada. On September 29, 2011, the Supreme Court granted this leave to appeal. If the appeal is successful, and VFS were not implemented, Bell Media would lose the ability to obtain an additional revenue stream beyond advertising to compensate it for the value of its conventional TV signals.

Group-Based Licence Renewals for English-Language Television Groups

As discussed in more detail in the BCE 2011 First Quarter MD&A, on March 22, 2010, the CRTC issued a new policy regarding a group-based approach to licensing English-language private television services affiliated with larger Canadian broadcasting groups (the group-based policy). This new policy framework applies to Bell Media’s conventional and specialty television operations and was implemented as part of the licence renewal for these services, the consultation for which took place in April 2011, with a decision released on July 27, 2011. As part of this process, Bell Media’s services were licensed for a five-year term ending on August 31, 2016.
     Pursuant to the group-based policy, Bell Media was required to commit to certain levels of Canadian programming expenditures (CPE) for its conventional television stations and most of its specialty services. Specifically, Bell Media is required to spend an amount equal to 26% of the prior year’s revenues of its conventional television revenues on CPE, while its specialty services maintained their existing CPE requirements. This result is consistent with what Bell Media has historically spent. Moreover, these expenditure requirements can now be pooled amongst Bell Media’s various services, increasing its spending flexibility. As part of the group-based policy, the CRTC also required licensees to devote set amounts of their CPE spending to Programs of National Interest (PNI), a category of programming that comprises some of the more financially-challenged types of Canadian

24  BCE INC.  Q3 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

programming to produce. As part of the licence renewal the CRTC held this spending requirement at 5% (75% of which must be devoted to independent producers), which is lower than what Bell Media has historically spent in this area.
     As part of its licence renewal, Bell Media also requested flexibility relating to the amount of Canadian programming certain of its services are required to air and the types of programming its channels can broadcast. While certain flexibility was approved in this area, much of the relief requested was denied by the CRTC. The CRTC’s denial of these requests could result in sub-optimal operating conditions for certain of Bell Media’s specialty television services over the next licence term.

RADIOCOMMUNICATION ACT

Spectrum Licences

As discussed in more detail in the BCE 2010 Annual MD&A, companies must have a spectrum licence to operate wireless systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act. While we anticipate that the licences under which we provide wireless services will be renewed at term, there is no assurance that this will happen.
     As a result of a March 2011 Industry Canada decision, the licences under which we provide service, which would have expired on March 31, 2011, will now expire on March 31, 2031. The personal communications services (PCS) licences that were awarded in the 2001 PCS auction, which would have expired on November 29, 2011, also have been renewed to 2031.

Assumptions and Risks that Could Affect Our Business and Results

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2010 Annual MD&A, as subsequently updated in the BCE 2011 First Quarter MD&A, in the BCE 2011 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following:

Assumptions About the Canadian Economy

  growth in the Canadian economy of approximately 2.1% in 2011 based on the Bank of Canada’s estimate, a 70 basis point decline compared with an earlier estimate of 2.8%.

Canadian Market Assumptions

  continued cost rationalization and cautious spending by business customers given employment levels and the modest pace of economic recovery current levels of residential wireline competition to continue especially from cable companies and providers of VoIP services higher wireline substitution, due primarily to the presence of new wireless entrants and the accelerating adoption of mobile Internet and mobile television wireless industry penetration gain of 4 to 5 basis points in 2011 stimulated, in particular, by new entrant competition, the accelerating adoption of smartphones and the use of data applications, as well as by the emergence of new types of wireless devices such as tablets.

Operational Assumptions Concerning Bell Wireline (Excluding Bell Aliant)

  further reduction in local line losses as we leverage our broadband fibre investments in both TV and Internet to drive three- product household penetration, increase our MDU market share and generate higher pull-through attach rates for our other residential services in particular, targeted retention and service bundle offers, customer winbacks and better service execution to reduce residential NAS line losses year over year subscriber acquisition and higher ARPU at Bell TV to be driven by Bell’s ability to leverage its market leadership position in high definition programming, seek greater penetration within the MDU market, capitalize on its extensive retail distribution network, which includes The Source, and the progressive rollout of Bell Canada’s IPTV service in Toronto and Montréal substantial ongoing investments in our fibe optic networks to further expand our wireline broadband footprint to strengthen our competitive position versus cable companies and allow for the introduction of leading edge IP products not available through cable technologies levels of business customer spending, new business formation and demand for connectivity and ICT services, dependent on a strengthening economy and improving employment, resulting in a gradual improvement in the performance of our Business Markets unit including business NAS line losses

BCE INC.  Q3 2011  QUARTERLY REPORT  25

Management’s Discussion and Analysis

  expense savings and operating efficiency gains to be achieved from renegotiated contracts with our vendors and outsource suppliers, lower corporate support costs, further streamlining of our labour force, field services productivity improvements, consolidating management roles and organizational structures to achieve further operational efficiencies, reducing traffic that is not on our own network, and managing content costs continued customer migration to IP based systems and ongoing pricing pressures in our business and wholesale markets.

Operational Assumptions Concerning Bell Wireless (Excluding Bell Aliant)

  Bell to benefit from the flow-through of significant investments made in 2010 in customer acquisition and retention along with continued acceleration in smartphone activations and data usage new wireless entrant competition to intensify in 2011 as additional service providers come to market and existing providers continue to open new markets and improve their distribution reach wireless revenue growth to be driven by ARPU from new services, careful price management and continued disciplined expansion of our subscriber base

  Bell to benefit from ongoing technological improvements by manufacturers in our handset and device lineup and from faster data speeds that are allowing our clients to optimize the use of our services continued diligent expense management to moderate the impact of aggressive discount brand and new entrant pricing, higher retention spending and increased acquisition costs driven by increased smartphone customer penetration

  Bell to maintain its market share of the incumbent wireless postpaid market

  Bell’s ability to leverage its HSPA+ network investments to drive a higher mix of smartphone and other high-value customers, resulting in higher data and roaming revenues.

Operational Assumptions Concerning Bell Media

  maintain the top 20 ratings position in conventional TV to support growth in advertising continue to successfully sign agreements with distribution undertakings for Bell Media’s sports specialty services at market rates continue to successfully acquire high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy continued investment in high definition for Bell Media’s specialty channels.

Please see the section entitled Business Outlook and Assumptions in the BCE 2010 Annual MD&A at pages 33 to 35 of the BCE 2010 Annual Report, as subsequently updated in the BCE 2011 First Quarter MD&A, in the BCE 2011 Second Quarter MD&A and in this MD&A, for a more complete description of certain of the above and other assumptions for 2011 that we made in preparing forward-looking statements, which section is incorporated herein by reference. If our assumptions turn out to be inaccurate, our actual results could be materially different than what we expect.

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial position or financial performance. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
     In the BCE 2010 Annual MD&A we provided a detailed review of risks that could affect our business, financial position and financial performance and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks was updated in the BCE 2011 First Quarter MD&A and in the BCE 2011 Second Quarter MD&A. No further updates are reported in this MD&A. The risks described in the BCE 2010 Annual MD&A, as updated in the BCE 2011 First Quarter MD&A and in the BCE 2011 Second Quarter MD&A, included, without limitation, risks associated with:

  the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants and their ability to launch or expand services, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that have only wireless telephone services the increased adoption by customers of alternative TV services general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services

26  BCE INC.  Q3 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

  our ability to implement our strategies and plans in order to produce the expected benefits our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service our ability to respond to technological changes and rapidly offer new products and services

  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations, technological changes and competitive pressures, and on securing commercially favourable distribution arrangements with BDUs increased contributions to employee benefit plans

  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, IT systems and software the complexity and costs of our IT environment

  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services such as handsets the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects labour disruptions

  the potential adverse effects on our Internet and wireless networks of the significant increase in broadband demand and in the volume of wireless data-driven traffic capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for dividend payments and to fund capital and other expenditures and generally meet our financial obligations our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies regulatory initiatives or proceedings (including possible changes to foreign ownership restrictions), litigation, changes in laws or regulations and tax matters launch and in-orbit risks of satellites used by Bell TV

  competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services

  BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained stock market volatility

  our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks health concerns about radio frequency emissions from wireless devices employee retention and performance.

Please see the section entitled Risks that Could Affect Our Business and Results in the BCE 2010 Annual MD&A at pages 70 to 76 of the BCE 2010 Annual Report, as updated in the BCE 2011 First Quarter MD&A and in the BCE 2011 Second Quarter MD&A, and the sections entitled Our Competitive Environment and Our Regulatory Environment in the BCE 2010 Annual MD&A, at pages 60 to 69 of the BCE 2010 Annual Report, as updated in the BCE 2011 First Quarter MD&A, in the BCE 2011 Second Quarter MD&A and in this MD&A, for a more complete description of the above-mentioned and other risks, which sections are incorporated herein by reference.

Our Accounting Policies

BASIS OF PRESENTATION

BCE’s consolidated interim financial report for the third quarter of 2011 was prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under IAS 34 – Interim Financial Reporting. These consolidated interim financial statements were prepared using the same basis of presentation and accounting policies as outlined in Note 3, Significant Accounting Policies as described in our consolidated financial statements for the three months ended March 31, 2011. IFRS 1 – First-time Adoption of IFRS also has been applied. The consolidated interim financial statements do not include all of the notes required in annual financial statements. These consolidated interim financial statements are in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.

BCE INC.  Q3 2011  QUARTERLY REPORT  27

Management’s Discussion and Analysis

     Please refer to the section entitled Future Changes to Accounting Standards in the BCE 2010 Annual MD&A for a description of our changeover to IFRS and the resulting effects on our 2010 financial statements. The only change in the resulting effects on our 2010 financial statements under IFRS as reported in the BCE 2010 Annual MD&A relates to the accounting for the non-controlling interests in Bell Aliant. Under previous Canadian GAAP, the 55.9% of Bell Aliant fund units that were publicly held were accounted for as equity. They were presented as non-controlling interest in our financial statements, and were measured at the pro-rata share of net assets of Bell Aliant. Under IFRS, Bell Aliant fund units held by the public that have a feature that allows the holder to redeem the instrument for cash or another financial asset at the holder’s option are presented as a liability and recorded at fair value with changes in fair value recorded in net earnings. At the date of transition to IFRS, we recognized a fund unit liability of $3,104 million, decreased our non-controlling interest by $1,030 million, decreased accumulated other comprehensive income by $15 million and increased our deficit by $2,059 million. Final decisions on our accounting policies are not required to be made until the completion of our December 31, 2011 financial statements.
     The adoption of IFRS did not impact the overall performance and underlying trends of our operations. Further, our dividend growth model, dividend payout policy and financial policy targets remain unchanged under IFRS.

FUTURE CHANGES TO ACCOUNTING STANDARDS

In November 2009, the IASB issued IFRS 9 – Financial Instruments, introducing new requirements for classifying and measuring financial assets. In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities, and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. IFRS 9 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In October 2010, the IASB amended IFRS 7 – Financial Instruments: Disclosures to require quantitative and qualitative disclosures for transfers of financial assets where the transferred assets are not derecognized in their entirety or the transferor retains continuing managerial involvement. The amendment also requires disclosure of supplementary information if a substantial portion of the total amount of the transfer activity occurs in the closing days of a reporting period. The amendments to IFRS 7 must be applied for annual periods beginning on or after July 1, 2011, with early adoption permitted.
     In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements. Under IFRS 10, control is identified as the single basis of consolidation for all types of entities. IFRS 10 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 11 – Joint Arrangements, which establishes principles for financial reporting by parties to an arrangement that is jointly controlled by two or more parties. IFRS 11 clarifies that joint control only exists when decisions about the relevant activities of an arrangement require the unanimous consent of the parties that control the arrangement collectively. IFRS 11 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, which integrates and enhances the disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 13 – Fair Value Measurements, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements. IFRS 13 must be applied prospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In June 2011, the IASB amended IAS 1 – Presentation of Financial Statements, providing guidance on items contained in other comprehensive income (OCI) and their classification within OCI. The amendments to IAS 1 must be applied retrospectively for annual periods beginning on or after July 1, 2012.
     In June 2011, the IASB amended IAS 19 – Employee Benefits, eliminating the corridor approach for recognizing actuarial gains and losses. Annual finance expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability, replacing the finance charge and expected return on plan assets. Entities will also need to segregate changes in the defined benefit obligation and in the fair value of plan assets into three components: service costs, net interest on the net defined benefit liabilities (assets) and remeasurements of the net defined benefit liabilities (assets). The amendments also enhance disclosure about the risks arising from defined benefit plans. The amendments to IAS 19 must be applied retrospectively (with certain exceptions) for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     The amendments to IAS 19 are expected to result in an increase in net financing costs related to employee benefit plans. The adoption of all other new IFRS standards and amendments outlined above is not expected to have a significant impact on our financial statements.

28  BCE INC.  Q3 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Chief Executive Officer and the Chief Financial Officer of BCE Inc. have limited the scope of their design of BCE’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Bell Media Inc. (Bell Media), previously known as CTV, which we acquired on April 1, 2011. Bell Media’s contribution to our consolidated financial statements for the nine months ended September 30, 2011 was 6% of consolidated revenues and had no impact on consolidated earnings. Additionally, at September 30, 2011, Bell Media’s current assets and current liabilities were approximately 8% and 5% of consolidated current assets and current liabilities, respectively, and its non-current assets and non-current liabilities were approximately 3% and 5% of consolidated non-current assets and non-current liabilities. The design and evaluation of the operating effectiveness of Bell Media’s disclosure controls and procedures and internal control over financial reporting will be complete in the first half of 2012.
     Further details related to the acquisition of CTV are disclosed in note 4 to BCE’s unaudited consolidated financial report for the third quarter of 2011.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

ADJUSTED NET EARNINGS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies.
     We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. For 2010, Adjusted net earnings also excludes the fair value adjustments on the fund unit liability and adjusts earnings to reflect the interest on the fund unit liability as non-controlling interest. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.
     We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable IFRS financial measures are net earnings attributable to common shareholders and earnings per share. The following table is a reconciliation of net earnings attributable to common shareholders and earnings per share to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively.

	Q3 2011		Q3 2010		YTD 2011		YTD 2010
	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	642	0.83	454	0.60	1,735	2.26	1,765	2.32
Severance, acquisition and other costs	82	0.10	91	0.12	284	0.37	122	0.16
Net gains on investments	–	–	–	–	(89)	(0.12)	(133)	(0.17)
Fair value adjustment of fund unit liability	–	–	56	0.08	–	–	(107)	(0.14)
Adjustment to reflect interest on fund unit liability as non-controlling interest	–	–	10	0.01	–	–	26	0.03
Adjusted net earnings	724	0.93	611	0.81	1,930	2.51	1,673	2.20

BCE INC.  Q3 2011  QUARTERLY REPORT  29

Management’s Discussion and Analysis

FREE CASH FLOW

The term free cash flow does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable IFRS financial measure is cash from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	YTD 2011	YTD 2010
Cash flows from operating activities	4,031	3,876
Bell Aliant dividends / distributions to BCE	166	218
Capital expenditures	(2,248)	(1,964)
Dividends paid on preferred shares	(87)	(80)
Dividends paid by subsidiaries to non-controlling interest	(243)	–
Acquisition costs paid	42	12
Bell Aliant free cash flow	36	(94)
Free cash flow	1,697	1,968

EBITDA UNDER PREVIOUS CANADIAN GAAP

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) did not have any standardized meaning according to previous Canadian GAAP. It was therefore unlikely to be comparable to similar measures presented by other companies.
     Under previous Canadian GAAP, we defined EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represented operating income before depreciation, amortization of intangible assets and restructuring and other.
     Under previous Canadian GAAP, we used EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We excluded these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We excluded depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.
     EBITDA allowed us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable previous Canadian GAAP financial measure was operating income. The following table is a reconciliation of operating income to EBITDA on a consolidated basis for BCE.

BCE	Q4 2009
Operating income	751
Depreciation and amortization	904
Restructuring and other	82
EBITDA under previous Canadian GAAP	1,737

30  BCE INC.  Q3 2011  QUARTERLY REPORT

Consolidated Income Statements

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in millions of Canadian dollars, except share amounts) (unaudited)	NOTE	2011	2010	2011	2010
Operating revenues		4,910	4,517	14,331	13,390
Operating costs	5	(2,969)	(2,676)	(8,571)	(7,953)
EBITDA		1,941	1,841	5,760	5,437
Depreciation		(628)	(600)	(1,877)	(1,781)
Amortization of intangible assets		(180)	(181)	(542)	(544)
Severance, acquisition and other costs	6	(130)	(129)	(410)	(176)
Finance costs
Interest expense		(210)	(169)	(627)	(511)
Interest on employee benefit obligations	13	(247)	(248)	(736)	(744)
Interest on fund unit liability		–	(92)	–	(277)
Expected return on pension plan assets	13	259	225	772	674
Other income (expense)	7	11	(67)	134	241
Earnings before income taxes		816	580	2,474	2,319
Income taxes	8	(80)	(98)	(473)	(473)
Net earnings		736	482	2,001	1,846
Net earnings attributable to:
Common shareholders		642	454	1,735	1,765
Preferred shareholders		33	27	93	83
Non-controlling interest		61	1	173	(2)
Net earnings		736	482	2,001	1,846
Net earnings per common share
Basic	9	0.83	0.60	2.26	2.32
Diluted	9	0.82	0.60	2.25	2.32

Average number of common shares outstanding (millions)		777.6	756.7	769.1	760.7

Consolidated Statements of Comprehensive Income

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in millions of Canadian dollars) (unaudited)	NOTE	2011	2010	2011	2010
Net earnings		736	482	2,001	1,846
Other comprehensive loss – net of income taxes
Net change in unrealized (losses) gains on available-for-sale financial assets, net of income taxes of nil for the three months and nine months ended September 30, 2011 and 2010
Unrealized (losses) gains		–	–	(12)	1
Gains realized in earnings	4,7	–	–	(89)	(125)

Net change in unrealized gains (losses) on derivatives designated as cash flow hedges, net of income taxes of ($27) million and $6 million for the three months ended September 30, 2011 and 2010, respectively, and ($20) million and ($10) million for the nine months ended September 30, 2011 and 2010, respectively

Unrealized gains (losses)		74	(30)	53	5
Losses realized in earnings		3	10	3	29
Actuarial losses on employee benefit plans, net of income taxes of $326 million and $71 million for the three months ended September 30, 2011 and 2010, respectively, and $355 million and $600 million for the nine months ended September 30, 2011 and 2010, respectively		(951)	(204)	(1,037)	(1,550)
Other comprehensive loss		(874)	(224)	(1,082)	(1,640)
Comprehensive (loss) income		(138)	258	919	206
Comprehensive (loss) income attributable to:
Common shareholders		(148)	231	751	127
Preferred shareholders		33	27	93	83
Non-controlling interest		(23)	–	75	(4)
Comprehensive (loss) income		(138)	258	919	206

BCE INC.  Q3 2011  QUARTERLY REPORT  31

Consolidated Statements of Changes in Equity

		ATTRIBUTABLE TO OWNERS
					ACCUMULATED
					OTHER
FOR THE NINE MONTHS ENDED					COMPREHEN-			NON-
SEPTEMBER 30, 2011		PREFERRED	COMMON	CONTRIBUTED	SIVE			CONTROLLING	TOTAL
(in millions of Canadian dollars) (unaudited)	NOTE	SHARES	SHARES	SURPLUS	INCOME	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2011		2,770	12,691	2,579	66	(7,952)	10,154	14	10,168
Net earnings		–	–	–	–	1,828	1,828	173	2,001
Other comprehensive loss(1)		–	–	–	(47)	(937)	(984)	(98)	(1,082)
Comprehensive (loss) income		–	–	–	(47)	891	844	75	919
Preferred shares issued	11	345	–	–	–	(11)	334	–	334
Common shares issued under stock option plan	12	–	130	(15)	–	–	115	–	115
Other share-based compensation		–	–	20	–	(2)	18	6	24
Common shares issued for the acquisition of CTV	4	–	764	–	–	–	764	–	764
Acquisition of CTV	4	–	–	–	–	–	–	266	266
Dividends declared on BCE common and preferred shares	9	–	–	–	–	(1,269)	(1,269)	–	(1,269)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(212)	(212)
Issue of equity securities by subsidiaries to non-controlling interest		–	–	–	–	–	–	281	281
Equity transaction with non-controlling interest		–	–	(54)	–	–	(54)	48	(6)
Conversion of fund unit liability	10,14	–	–	–	13	2,716	2,729	331	3,060
Balance at September 30, 2011		3,115	13,585	2,530	32	(5,627)	13,635	809	14,444

(1)

The deficit for the nine months ended September 30, 2011 includes actuarial losses on employee benefit plans of $937 million, net of income taxes of $355 million and non-controlling interest of $100 million.

		ATTRIBUTABLE TO OWNERS
					ACCUMULATED
FOR THE NINE MONTHS ENDED					OTHER			NON-
SEPTEMBER 30, 2010		PREFERRED	COMMON	CONTRIBUTED	COMPREHEN-			CONTROLLING	TOTAL
(in millions of Canadian dollars) (unaudited)	NOTE	SHARES	SHARES	SURPLUS	SIVE INCOME	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2010		2,770	12,921	2,517	186	(7,508)	10,886	21	10,907
Net earnings		–	–	–	–	1,848	1,848	(2)	1,846
Other comprehensive loss(1)		–	–	–	(90)	(1,548)	(1,638)	(2)	(1,640)
Comprehensive (loss) income		–	–	–	(90)	300	210	(4)	206
Common shares repurchased and cancelled	11	–	(211)	(15)	–	(149)	(375)	–	(375)
Common shares issued under stock option plan		–	31	(3)	–	–	28	–	28
Other share-based compensation		–	–	9	–	–	9	–	9
Dividends declared on BCE common and preferred shares	9	–	–	–	–	(1,091)	(1,091)	–	(1,091)
Balance at September 30, 2010		2,770	12,741	2,508	96	(8,448)	9,667	17	9,684

(1)

The deficit for the nine months ended September 30, 2010 includes actuarial losses on employee benefit plans of $1,548 million, net of income taxes of $600 million and non-controlling interest of $2 million.

32  BCE INC.  Q3 2011  QUARTERLY REPORT

Consolidated Statements of Financial Position

		SEPTEMBER 30,	DECEMBER 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2011	2010
ASSETS
Current assets
Cash		132	129
Cash equivalents		972	642
Trade and other receivables		2,835	2,885
Current tax receivable		80	139
Inventory		487	431
Prepaid expenses		347	224
Other current assets		158	205
Total current assets		5,011	4,655
Non-current assets
Property, plant and equipment		18,517	17,775
Intangible assets		8,027	6,201
Deferred tax assets		424	501
Investments in associates and joint ventures		308	303
Other non-current assets		611	652
Goodwill		7,253	5,806
Total non-current assets		35,140	31,238
Total assets		40,151	35,893

LIABILITIES
Current liabilities
Trade and other payables		3,657	3,815
Interest payable		160	143
Dividends payable		417	356
Current tax liabilities		142	37
Other current liabilities		13	33
Debt due within one year		2,244	2,570
Total current liabilities		6,633	6,954
Non-current liabilities
Long-term debt	10	12,725	10,581
Fund unit liability	10	–	3,060
Deferred tax liabilities		618	526
Employee benefit obligations		4,348	3,302
Other non-current liabilities		1,383	1,302
Total non-current liabilities		19,074	18,771
Total liabilities		25,707	25,725

EQUITY
Equity attributable to owners
Preferred shares	11	3,115	2,770
Common shares	11	13,585	12,691
Contributed surplus		2,530	2,579
Accumulated other comprehensive income		32	66
Deficit		(5,627)	(7,952)
Total equity attributable to owners		13,635	10,154
Non-controlling interest		809	14
Total equity		14,444	10,168
Total liabilities and equity		40,151	35,893

BCE INC.  Q3 2011  QUARTERLY REPORT  33

Consolidated Statements of Cash Flows

FOR THE NINE MONTHS ENDED SEPTEMBER 30
(in millions of Canadian dollars) (unaudited)	NOTE	2011	2010
Cash flows from operating activities
Net earnings		2,001	1,846
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization of intangible assets		2,419	2,325
Net employee benefit plans cost	13	146	221
Severance, acquisition and other costs	6	410	176
Net interest expense		608	784
Gains on investments	7	(89)	(135)
Income taxes		473	473
Contributions to employee pension plans		(530)	(414)
Payments under other employee future benefit plans		(76)	(73)
Severance and other costs paid		(343)	(178)
Acquisition costs paid		(42)	(12)
Interest paid		(561)	(800)
Income taxes paid (net of refunds)		(57)	(75)
Operating assets and liabilities		(328)	(262)
Cash flows from operating activities		4,031	3,876
Cash flows used in investing activities
Capital expenditures		(2,248)	(1,964)
Business acquisitions		(680)	13
Business dispositions		2	8
Increase in investments		(6)	(40)
Decrease in investments		50	139
Other investing activities		4	6
Cash flows used in investing activities		(2,878)	(1,838)
Cash flows used in financing activities
(Decrease) increase in notes payable and bank advances		(24)	146
Reduction in trade receivables securitization program		(350)	(15)
Issue of long-term debt	10	2,306	350
Repayment of long-term debt		(2,008)	(635)
Issue of common shares		115	28
Issue of preferred shares	11	345	–
Issue of equity securities by subsidiaries to non-controlling interest		288	–
Repurchase of common shares	11	–	(375)
Cash dividends paid on common shares		(1,117)	(972)
Cash dividends paid on preferred shares		(87)	(80)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(243)	–
Other financing activities		(45)	12
Cash flows used in financing activities		(820)	(1,541)
Net increase (decrease) in cash		3	(141)
Cash at beginning of period		129	195
Cash at end of period		132	54
Net increase in cash equivalents		330	638
Cash equivalents at beginning of period		642	489
Cash equivalents at end of period		972	1,127

34  BCE INC.  Q3 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

These notes are unaudited.

We, us, our, BCE and the company mean BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregated basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries.

All amounts are in millions of Canadian dollars, except where noted.

Note 1: Corporate Information

BCE Inc. is incorporated and domiciled in Canada. The address of BCE Inc.’s registered office is Montréal, Québec. The consolidated financial statements of BCE Inc. for the year ended December 31, 2010, prepared using previous Canadian generally accepted accounting principles (previous Canadian GAAP), were approved by the board of directors and authorized for issue on March 10, 2011. These consolidated interim financial statements were approved and authorized for issue on November 2, 2011.

Note 2: Basis of Presentation and Significant Accounting Policies

These consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 –Interim Financial Reporting. These consolidated interim financial statements were prepared using the same basis of presentation and accounting policies as outlined in Note 3, Significant Accounting Policies as described in our consolidated financial statements for the three months ended March 31, 2011. IFRS 1 – First-time Adoption of IFRS also has been applied. The consolidated interim financial statements do not include all of the notes required in annual financial statements. These consolidated interim financial statements are in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.
     An explanation of how the changeover to IFRS has affected our reported financial position, financial performance and cash flows is provided in Note 14, First-time Adoption of IFRS. Certain 2010 annual IFRS disclosures that are material to the understanding of the current interim period are included in the consolidated interim financial statements for the three months ended March 31, 2011.
     The financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value.

FUTURE CHANGES TO ACCOUNTING STANDARDS

In November 2009, the IASB issued IFRS 9 – Financial Instruments, introducing new requirements for classifying and measuring financial assets. In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities, and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. IFRS 9 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In October 2010, the IASB amended IFRS 7 – Financial Instruments: Disclosures to require quantitative and qualitative disclosures for transfers of financial assets where the transferred assets are not derecognized in their entirety or the transferor retains continuing managerial involvement. The amendment also requires disclosure of supplementary information if a substantial portion of the total amount of the transfer activity occurs in the closing days of a reporting period. The amendments to IFRS 7 must be applied for annual periods beginning on or after July 1, 2011, with early adoption permitted.
     In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements. Under IFRS 10, control is identified as the single basis of consolidation for all types of entities. IFRS 10 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 11 – Joint Arrangements, which establishes principles for financial reporting by parties to an arrangement that is jointly controlled by two or more parties. IFRS 11 clarifies that joint control only exists when decisions about the relevant activities of an arrangement require the unanimous consent of the parties that control the arrangement collectively. IFRS 11 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, which integrates and enhances the disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 13 – Fair Value Measurements, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements. IFRS 13 must be applied prospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In June 2011, the IASB amended IAS 1 – Presentation of Financial Statements, providing guidance on items contained in other comprehensive income (OCI) and their classification within OCI. The amendments to IAS 1 must be applied retrospectively for annual periods beginning on or after July 1, 2012.

BCE INC.  Q3 2011  QUARTERLY REPORT  35

Notes to Consolidated Financial Statements

     In June 2011, the IASB amended IAS 19 – Employee Benefits, eliminating the corridor approach for recognizing actuarial gains and losses. Annual finance expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability, replacing the finance charge and expected return on plan assets. Entities will also need to segregate changes in the defined benefit obligation and in the fair value of plan assets into three components: service costs, net interest on the net defined benefit liabilities (assets) and remeasurements of the net defined benefit liabilities (assets). The amendments also enhance disclosure about the risks arising from defined benefit plans. The amendments to IAS 19 must be applied retrospectively (with certain exceptions) for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     The amendments to IAS 19 are expected to result in an increase in net financing costs related to employee benefit plans. The adoption of all other new IFRS standards and amendments outlined above is not expected to have a significant impact on our financial statements.

Note 3: Segmented Information

On April 1, 2011, BCE acquired the remaining 85% of CTV Inc. (CTV) common shares that it did not already own. CTV is a media company that holds specialty television, digital media, conventional TV and radio broadcasting assets. CTV is reported as a new segment, Bell Media. As at the acquisition date, we transferred certain assets from our wireline business to this new segment.
     On January 1, 2011, Bell acquired xwave, a division of Bell Aliant, specializing in IT professional services and advanced technology solutions. As a result, we have restated prior period results for Bell Wireline and Bell Aliant to reflect the change of ownership in xwave between Bell and Bell Aliant. Our reportable segments and consolidated results did not change as a result of this restatement.
     The following tables present financial information by segment for the three and nine months ended September 30, 2011 and 2010.

				INTER-			INTER-
				SEGMENT			SEGMENT
FOR THE THREE MONTHS ENDED	BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
SEPTEMBER 30, 2011	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	2,529	1,330	407	–	4,266	644	–	4,910
Inter-segment	81	9	28	(71)	47	56	(103)	–
Total operating revenues	2,610	1,339	435	(71)	4,313	700	(103)	4,910
Operating costs	(1,567)	(858)	(354)	71	(2,708)	(364)	103	(2,969)
EBITDA	1,043	481	81	–	1,605	336	–	1,941
Depreciation and amortization	(536)	(107)	(27)	–	(670)	(138)	–	(808)
Severance, acquisition and other costs	(91)	(9)	(3)	–	(103)	(27)	–	(130)
Finance costs
Interest expense								(210)
Interest on employee benefit obligations								(247)
Expected return on pension plan assets								259
Other income								11
Earnings before income taxes								816

36  BCE INC.  Q3 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

			INTER-			INTER-
			SEGMENT			SEGMENT
FOR THE THREE MONTHS ENDED	BELL	BELL	ELIMINA-		BELL	ELIMINA-
SEPTEMBER 30, 2010	WIRELINE	WIRELESS	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	2,615	1,260	–	3,875	642	–	4,517
Inter-segment	79	8	(46)	41	61	(102)	–
Total operating revenues	2,694	1,268	(46)	3,916	703	(102)	4,517
Operating costs	(1,668)	(801)	46	(2,423)	(355)	102	(2,676)
EBITDA	1,026	467	–	1,493	348	–	1,841
Depreciation and amortization	(535)	(108)	–	(643)	(138)	–	(781)
Severance, acquisition and other costs	(116)	(11)	–	(127)	(2)	–	(129)
Finance costs
Interest expense							(169)
Interest on employee benefit obligations							(248)
Interest on fund unit liability							(92)
Expected return on pension plan assets							225
Other expense							(67)
Earnings before income taxes							580

				INTER-			INTER-
				SEGMENT			SEGMENT
FOR THE NINE MONTHS ENDED	BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
SEPTEMBER 30, 2011	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	7,680	3,840	907	–	12,427	1,904	–	14,331
Inter-segment	232	26	57	(185)	130	170	(300)	–
Total operating revenues	7,912	3,866	964	(185)	12,557	2,074	(300)	14,331
Operating costs	(4,754)	(2,464)	(760)	185	(7,793)	(1,078)	300	(8,571)
EBITDA	3,158	1,402	204	–	4,764	996	–	5,760
Depreciation and amortization	(1,630)	(326)	(53)	–	(2,009)	(410)	–	(2,419)
Severance, acquisition and other costs	(186)	(13)	(173)	–	(372)	(38)	–	(410)
Finance costs
Interest expense								(627)
Interest on employee benefit obligations								(736)
Expected return on pension plan assets								772
Other income								134
Earnings before income taxes								2,474

			INTER-			INTER-
			SEGMENT			SEGMENT
FOR THE NINE MONTHS ENDED	BELL	BELL	ELIMINA-		BELL	ELIMINA-
SEPTEMBER 30, 2010	WIRELINE	WIRELESS	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	7,889	3,594	–	11,483	1,907	–	13,390
Inter-segment	237	23	(139)	121	185	(306)	–
Total operating revenues	8,126	3,617	(139)	11,604	2,092	(306)	13,390
Operating costs	(5,051)	(2,283)	139	(7,195)	(1,064)	306	(7,953)
EBITDA	3,075	1,334	–	4,409	1,028	–	5,437
Depreciation and amortization	(1,574)	(332)	–	(1,906)	(419)	–	(2,325)
Severance, acquisition and other costs	(135)	(23)	–	(158)	(18)	–	(176)
Finance costs
Interest expense							(511)
Interest on employee benefit obligations							(744)
Interest on fund unit liability							(277)
Expected return on pension plan assets							674
Other income							241
Earnings before income taxes							2,319

Bell Media segment assets at September 30, 2011 amounted to $4,469 million.

BCE INC.  Q3 2011  QUARTERLY REPORT  37

Notes to Consolidated Financial Statements

Note 4: Acquisition of CTV

On April 1, 2011, BCE acquired the remaining 85% of the CTV common shares that it did not already own. We acquired CTV because it allows us to better leverage content across multiple platforms.
     The purchase price allocation includes certain estimates. The final purchase price allocation for the acquisition will be complete within 12 months of the acquisition date. The following table summarizes the fair value of the consideration given and the fair value assigned to each major class of asset and liability.

TOTAL
Cash	713
Issuance of BCE Inc. common shares(1)	597
Purchase consideration	1,310
Fair value of previously held interest	221
Non-controlling interest(2)	266
Total cost to be allocated	1,797
Non-cash working capital	95
Property, plant and equipment	454
Other non-current assets	35
Finite-life intangibles	551
Indefinite-life intangibles	1,511
Debt due within one year	(1,039)
Long-term debt	(762)
Other non-current liabilities	(525)
320
Cash and cash equivalents	33
Fair value of net assets acquired	353
Goodwill(3)	1,444

(1)

We issued 21,729,239 common shares with a fair value of $764 million based on the market price of BCE Inc. common shares on the acquisition date, of which $597 million is purchase consideration and $167 million is for the repayment of certain acquired debt.

(2)	Non-controlling interest in certain CTV subsidiaries was recorded at the fair value of the proportionate share of the corresponding net assets acquired.
(3)	Goodwill arises principally from the ability to leverage content, the assembled workforce reputation and future growth. Goodwill is not deductible for tax purposes.

The acquisition date fair value of our previously held 15% equity interest in CTV immediately before the acquisition was $221 million, resulting in a gain on remeasurement of $89 million, which was reclassified from Accumulated other comprehensive income to Other income (expense) in the consolidated income statement in the second quarter of 2011.
     The fair value of the acquired trade receivables was $449 million net of an allowance for doubtful accounts of $5 million.
     The Canadian Radio-television and Telecommunications Commission (CRTC) approved the acquisition and ordered BCE to spend $239 million over seven years to benefit the Canadian broadcasting system. The present value of this tangible benefits obligation, amounting to $164 million net of $57 million assumed by CTV’s previous shareholders, was recorded as an acquisition cost in Severance, acquisition and other costs in the consolidated income statement in the second quarter of 2011. Total acquisition costs relating to CTV, including the CRTC benefits obligation, amounted to $170 million for the nine months ended September 30, 2011.
     Revenues of $941 million and net earnings of $91 million are included in the consolidated income statement from the date of acquisition.
     BCE’s consolidated revenues and net earnings for the nine months ended September 30, 2011 would have been $14,786 million and $1,984 million, respectively, if the CTV acquisition had occurred on January 1, 2011. These pro forma amounts reflect the elimination of intercompany transactions, financing related to the acquisition, the amortization of certain elements of the purchase price allocation and related tax adjustments.
     As a result of the acquisition, contractual obligations increased by approximately $952 million as at September 30, 2011.

38  BCE INC.  Q3 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 5: Operating Costs

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2011	2010	2011	2010
Labour costs
Wages, salaries and related taxes and benefits		(1,057)	(928)	(3,010)	(2,742)
Pension current service costs	13	(62)	(49)	(182)	(151)
Other labour costs(1)		(227)	(228)	(674)	(661)
Less:
Capitalized labour		210	186	614	546
Total labour costs		(1,136)	(1,019)	(3,252)	(3,008)
Cost of revenues(2)		(1,371)	(1,223)	(3,967)	(3,575)
Other operating costs(3)		(462)	(434)	(1,352)	(1,370)
Total operating costs		(2,969)	(2,676)	(8,571)	(7,953)

(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

Note 6: Severance, Acquisition and Other Costs

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2011	2010	2011	2010
Employee severance
Bell	(94)	(5)	(153)	(23)
Bell Aliant	(27)	(3)	(29)	(18)
Total severance costs	(121)	(8)	(182)	(41)
Acquisition costs	(1)	(14)	(174)	(24)
Other costs	(8)	(107)	(54)	(111)
Total severance, acquisition and other costs	(130)	(129)	(410)	(176)

SEVERANCE COSTS

Severance costs consist of employee termination charges related to involuntary and voluntary workforce reduction initiatives.

ACQUISITION COSTS

Acquisition costs consist of transaction costs, such as legal and bankers’ fees, employee severance costs related to the purchase or sale of a business and the costs to integrate acquired companies into Bell’s operations, when the integration costs are significant.
     Acquisition costs for the nine months ended September 30, 2011 include $164 million relating to the CRTC tangible benefits obligation described in Note 4, Acquisition of CTV.

OTHER COSTS

Other costs consist of real estate costs for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, as well as other costs.
     Other costs for the nine months ended September 30, 2011 include $20 million relating to the write-off of remaining payments on certain leased equipment and $10 million relating to an administrative amount levied by the federal Competition Bureau.
     Other costs for the three months and nine months ended September 30, 2010 mainly relate to the CRTC’s decision to include interest and other amounts in our deferral account balance.

BCE INC.  Q3 2011  QUARTERLY REPORT  39

Notes to Consolidated Financial Statements

Note 7: Other Income (Expense)

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2011	2010	2011	2010
Gains on investments		–	–	89	135
Loss on disposal / retirement of capital assets		(10)	(1)	(23)	(16)
Impairment of assets		4	–	(17)	–
Fair value (loss) gain on fund unit liability	14	–	(56)	–	107
Premium on redemption of debt		–	(11)	(4)	(11)
Net mark-to-market gain (loss) on economic hedges		36	(3)	55	14
Interest income		3	1	19	4
Equity (loss) income		(2)	–	24	4
Other		(20)	3	(9)	4
Other income (expense)		11	(67)	134	241

GAINS ON INVESTMENTS

A gain of $89 million was realized in the second quarter of 2011 on remeasurement of our previously held 15% equity interest in CTV at the acquisition date. As a result, we reclassified unrealized gains of $89 million from Accumulated other comprehensive income to Other income (expense). We used the average cost method to determine the gain.
     A gain of $125 million was realized in the first quarter of 2010 on the sale of certain of our publicly-traded investments for proceeds of approximately $118 million, mainly from our investment in SkyTerra Communications Inc. As a result, we reclassified unrealized gains of $125 million from Accumulated other comprehensive income to Other income (expense). We used the average cost method to determine the gain.

IMPAIRMENT OF ASSETS

We recognized an impairment charge of $21 million in the first quarter of 2011 relating to our Calgary Westwinds campus that is under a finance lease. The charge was determined by comparing the carrying value of our leasehold interest to its fair value less costs to sell, based on the expected future discounted cash flows using a discount rate of 4.92%. The carrying value of our leasehold interest was $67 million prior to the impairment.
     In the third quarter of 2011, we revised the discount rate used to determine the fair value less costs to sell to 4.25% to reflect lower market rates. As a result, we reduced our impairment charge by $4 million.

PREMIUM ON REDEMPTION OF DEBT

On May 6, 2011, Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP) redeemed early its 4.72% medium term notes with a principal amount of $300 million, which were due on September 26, 2011, out of a total outstanding principal amount of $405 million. We incurred a $4 million charge for premium costs on early redemption.
     On September 13, 2010, Bell Aliant LP redeemed early $345 million principal amount of its 4.72% medium term notes, which were due on September 26, 2011, out of a total outstanding principal amount of $750 million. We incurred an $11 million charge for premium costs on early redemption.

Note 8: Income Taxes

For the three and nine months ended September 30, 2011 and September 30, 2010, various uncertain tax positions were settled, which resulted in the reversal of non-current tax liabilities.

40  BCE INC.  Q3 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 9: Earnings Per Share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2011	2010	2011	2010
Net earnings attributable to common shareholders – basic	642	454	1,735	1,765
Dividends declared per common share	0.5175	0.4575	1.5275	1.3275
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	777.6	756.7	769.1	760.7
Assumed exercise of stock options(1)	0.6	0.6	0.4	0.4
Weighted average number of common shares outstanding – diluted	778.2	757.3	769.5	761.1

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that will not be exercised because their exercise price is higher than the average market value of a BCE Inc. common share. The number of excluded options was 134,652 and 2,541,210 in the third quarter and first nine months of 2011, respectively, compared to 3,476,195 and 3,494,445 in the third quarter and first nine months of 2010, respectively.

Note 10: Debt

ISSUANCES/REDEMPTIONS

On May 19, 2011, Bell Canada issued 3.65% Series M-23 debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on May 19, 2016, and 4.95% Series M-24 debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on May 19, 2021.
     On April 26, 2011, Bell Aliant LP issued 4.88% medium term notes, with a principal amount of $300 million, which mature on April 26, 2018. Net proceeds were used to partially redeem early its 4.72% medium term notes with a principal amount of $300 million. The remaining outstanding principal amount of $105 million was redeemed on September 26, 2011.
     On March 16, 2011, Bell Canada issued 4.40% Series M-22 medium term debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on March 16, 2018.

FUND UNIT LIABILITY

On January 1, 2011, when Bell Aliant changed from an income fund to a corporate structure, the Bell Aliant trust units (fund units) were exchanged one-for-one into common shares. The previous redemption feature attached to the fund units did not transfer to the common shares. As a result, the fund unit liability decreased by $3,060 million, non-controlling interest increased by $331 million, accumulated other comprehensive income increased by $13 million and the deficit decreased by $2,716 million.

Note 11: Share Capital

CONVERSION OF PREFERRED SHARES

On November 1, 2011, 1,794,876 of BCE Inc.’s 5,720,209 Cumulative Redeemable First Preferred Shares, Series T (Series T Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series S (Series S Preferred Shares). In addition, on November 1, 2011, 468,442 of BCE Inc.’s 2,279,791 Series S Preferred Shares were converted, on a one-for-one basis, into Series T Preferred Shares. The balance of the Series T and Series S Preferred Shares that were not converted remain outstanding.
     For the five-year period beginning on November 1, 2011, the Series T Preferred Shares will pay a quarterly fixed dividend based on an annual dividend rate of 3.39%. The Series S Preferred Shares will continue to pay a monthly floating cash dividend.
     On August 1, 2011, 3,245,010 of BCE Inc.’s 14,000,000 Cumulative Redeemable First Preferred Shares, Series AI (Series AI Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AJ (Series AJ Preferred Shares). The balance of 10,754,990 Series AI Preferred Shares that were not converted remain outstanding.
     For the five-year period beginning on August 1, 2011, the Series AI Preferred Shares will pay a quarterly fixed dividend based on the annual dividend rate of 4.15%. The Series AJ Preferred Shares will pay a monthly floating cash dividend.
     On May 1, 2011, 370,067 of BCE Inc.’s 10,051,751 Cumulative Redeemable First Preferred Shares, Series AG (Series AG Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AH (Series AH Preferred Shares). In addition, on May 1, 2011, 1,159,372 of BCE Inc.’s 3,948,249 Series AH Preferred Shares were converted, on a one-for-one basis, into Series AG Preferred Shares. The balance of 10,841,056 Series AG and 3,158,944 Series AH Preferred Shares that were not converted remain outstanding.

BCE INC.  Q3 2011  QUARTERLY REPORT  41

Notes to Consolidated Financial Statements

     For the five-year period beginning on May 1, 2011, the Series AG Preferred Shares will pay a quarterly fixed dividend based on an annual dividend rate of 4.50%. The Series AH Preferred Shares will continue to pay a monthly floating cash dividend.
     Dividends on all series of preferred shares will be paid as and when declared by the board of directors of BCE Inc.

2010 NORMAL COURSE ISSUER BID (NCIB) PROGRAM

	NINE	TWELVE
	MONTHS	MONTHS
	ENDED	ENDED
	SEPTEMBER 30,	DECEMBER 31,
	2010	2010
Common shares repurchased and cancelled (millions)	12.6	16.2
Total cost charged to:
Common shares	211	274
Contributed surplus	15	18
Deficit	149	208
Total	375	500

The 2010 NCIB program was completed in December 2010.

ISSUANCE OF PREFERRED SHARES

On July 5, 2011, BCE Inc. issued 13.8 million Cumulative Redeemable First Preferred Shares, Series AK (Series AK Preferred Shares) for total gross proceeds of $345 million. Issuance costs were $11 million.
    For the period ending on December 30, 2016, the Series AK Preferred Shares will pay, as and when declared by the board of directors of BCE Inc., a quarterly fixed dividend based on an annual dividend rate of 4.15%. The Series AK Preferred Shares will, subject to certain conditions, be convertible at the holder’s option into Cumulative Redeemable First Preferred Shares, Series AL, on December 31, 2016 and on December 31 every five years thereafter.

Note 12: Share-Based Payments

The following share-based payment amounts are included in the consolidated income statements as operating costs.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2011	2010	2011	2010
Restricted share units (RSUs)	(4)	(25)	(12)	(66)
Employee savings plans (ESPs)	(7)	(4)	(18)	(22)
Deferred share plans – Bell Aliant	(2)	(3)	(8)	(2)
Other(1)	(1)	(1)	(3)	(3)
Total share-based payments	(14)	(33)	(41)	(93)

(1)	Includes deferred share units (DSUs) and stock options.

STOCK OPTIONS

		WEIGHTED
		AVERAGE
		EXERCISE
	NUMBER	PRICE
	OF OPTIONS	($)
Outstanding, January 1, 2011	8,491,226	$32
Granted	2,440,863	$36
Exercised(1)	(3,961,989)	$29
Expired	(1,580,627)	$40
Forfeited	(88,281)	$34
Outstanding, September 30, 2011	5,301,192	$33
Exercisable, September 30, 2011	2,880,655	$31

(1)	The weighted average share price for options exercised during the nine months ended September 30, 2011 was $37.

42  BCE INC.  Q3 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Assumptions Used in Stock Option Pricing Model

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2011
Weighted average fair value per option granted	$3.10
Weighted average share price	$35.67
Weighted average exercise price	$35.67
Dividend yield	5.5%
Expected volatility	21%
Risk-free interest rate	2.7%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE Inc.’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.
     The following tables show the change in outstanding RSUs, DSUs and ESPs for the nine months ended September 30, 2011.

RSUs

NUMBER
OF RSUs
Outstanding, January 1, 2011	3,956,697
Granted	1,281,502
Dividends credited	134,632
Settled	(4,000,422)
Forfeited	(50,109)
Outstanding, September 30, 2011	1,322,300

DSUs

NUMBER
OF DSUs
Outstanding, January 1 , 2011	3,477,365
Issued	277,146
Dividends credited	116,772
Settled	(536,200)
Outstanding, September 30 , 2011	3,335,083

ESPs

NUMBER
OF ESPs
Unvested contributions, January 1, 2011	360,081
Contributions	562,319
Dividends credited	19,643
Vested	(24,712)
Forfeited	(57,925)
Unvested contributions, September 30, 2011	859,406

BCE INC.  Q3 2011  QUARTERLY REPORT  43

Notes to Consolidated Financial Statements

Note 13: Employee Benefit Plans

EMPLOYEE BENEFIT PLANS COSTS

We provide pension and other post-employment benefits to most of our employees. These include defined benefits (DB) pension plans, defined contribution (DC) pension plans, other post-employment benefits, such as medical plans, and long-term disability plans. The cost of these plans is tabled below.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2011	2010	2011	2010
DB pension plans	(24)	(47)	(67)	(144)
DC pension plans	(16)	(11)	(47)	(36)
Post-employment benefits	(20)	(20)	(58)	(59)
Long-term disability	(2)	(3)	(8)	(9)
Less:
Capitalized benefit plans cost	12	9	34	27
Net employee benefit plans cost	(50)	(72)	(146)	(221)

Components of DB Plans Cost

	DB PENSION		POST-EMPLOYMENT		LONG-TERM
	PLANS COST		BENEFITS COST		DISABILITY COST		TOTAL
FOR THE THREE MONTHS ENDED SEPTEMBER 30	2011	2010	2011	2010	2011	2010	2011	2010
Current service cost(1)	(56)	(45)	(2)	(2)	–	–	(58)	(47)
Interest on obligations	(223)	(224)	(22)	(21)	(2)	(3)	(247)	(248)
Expected return on plan assets	255	222	4	3	–	–	259	225
Employee benefit plans cost	(24)	(47)	(20)	(20)	(2)	(3)	(46)	(70)

(1)	Current service cost is included in operating costs in the consolidated income statements.

	DB PENSION		POST-EMPLOYMENT		LONG-TERM
	PLANS COST		BENEFITS COST		DISABILITY COST		TOTAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30	2011	2010	2011	2010	2011	2010	2011	2010
Current service cost(1)	(164)	(137)	(5)	(5)	–	–	(169)	(142)
Interest on obligations	(664)	(671)	(64)	(64)	(8)	(9)	(736)	(744)
Expected return on plan assets	761	664	11	10	–	–	772	674
Employee benefit plans cost	(67)	(144)	(58)	(59)	(8)	(9)	(133)	(212)

(1)	Current service cost is included in operating costs in the consolidated income statements.

As a result of a decrease in the discount rate and a lower than expected return on assets, we recorded an actuarial loss in other comprehensive loss and an increase in our employee benefits obligation of $1,277 million and $1,392 million for the three months and nine months ended September 30, 2011.

44  BCE INC.  Q3 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 14: First-time Adoption of IFRS

Our accounting policies presented in Note 3, Significant Accounting Policies to our consolidated financial statements for the first quarter of 2011 have been applied in preparing the financial statements for the three and nine months ended September 30, 2011, the comparative information for the three and nine months ended September 30, 2010 and the year ended December 31, 2010. The effects of the changeover to IFRS on equity on January 1, 2010 and December 31, 2010, and total comprehensive income for the year ended December 31, 2010, are included in our consolidated financial statements for the first quarter of 2011.
     Prior to January 1, 2010, our consolidated financial statements were prepared in accordance with previous Canadian GAAP.

FIRST-TIME ADOPTION ELECTIONS

Mandatory exceptions

Our accounts receivable securitization program does not qualify for derecognition under IFRS. We have recognized our securitized accounts receivable on a retrospective basis as the information was available at the time of the initial accounting for these transactions. We have applied all of the other mandatory exceptions to full retrospective application as required under IFRS 1.

Elective exemptions

We have chosen the following elective exemptions to full retrospective application as permitted under IFRS 1.

Business Combinations

We have elected not to apply IFRS 3 – Business Combinations retrospectively to business combinations that occurred before the date of changeover.

Employee Benefit Plans

We have elected to charge all of our deferred actuarial gains and losses in our DB pension plans under previous Canadian GAAP to the opening deficit as at January 1, 2010.

Deemed Cost

We have elected to use fair value as deemed cost as at January 1, 2010 for certain items of property, plant and equipment.

RECONCILIATION OF PREVIOUS CANADIAN GAAP TO IFRS

Reconciliation of Equity

Total equity at September 30, 2010 under previous Canadian GAAP is reconciled below to the amounts reported under IFRS. All amounts are after tax.

		AT
		SEPTEMBER 30,
	NOTE	2010
Total equity as reported under previous Canadian GAAP		17,255
Employee benefit plans	a	(4,045)
Depreciation and amortization / Deemed cost	b	(1,380)
Income taxes	c	(311)
Non-controlling interest	d	19
Fund unit liability	e	(2,006)
Other		152
Total equity under IFRS		9,684

BCE INC.  Q3 2011  QUARTERLY REPORT  45

Notes to Consolidated Financial Statements

Reconciliation of Total Comprehensive Income

Total net earnings and comprehensive income for the three and nine months ended September 30, 2010 under previous Canadian GAAP are reconciled below to the amounts reported under IFRS.

		THREE	NINE
FOR THE PERIOD ENDED SEPTEMBER 30, 2010	NOTE	MONTHS	MONTHS
Net earnings as reported under previous Canadian GAAP		555	1,809
Employee benefit plans	a	(26)	(72)
Depreciation and amortization / Deemed cost	b	20	41
Non-controlling interest	d,e	79	238
Fund unit liability	e	(148)	(170)
Other		2	–
Net earnings under IFRS		482	1,846

		THREE	NINE
FOR THE PERIOD ENDED SEPTEMBER 30, 2010	NOTE	MONTHS	MONTHS
Comprehensive income as reported under previous Canadian GAAP		536	1,718
Change in net earnings		(73)	37
Actuarial losses on employee benefit plans, net of tax	a	(204)	(1,550)
Non-controlling interest on cash flow hedges		(1)	1
Comprehensive income under IFRS		258	206

Reconciliation of the Statements of Cash Flows

There were no material changes to the statements of cash flows on adoption of IFRS, except for the cash provided by or used in our investment in joint ventures. Under previous Canadian GAAP, increases and decreases in cash and cash equivalents in joint ventures were proportionately consolidated. Under IFRS, we account for joint ventures using the equity method and increases and decreases in cash and cash equivalents are presented in cash from investing activities.

Explanatory Notes

a. Employee Benefit Plans

Under previous Canadian GAAP, we amortized actuarial gains and losses to earnings over employees’ expected average remaining service life (EARSL) using the corridor method relating to our DB pension and other employee future benefit plans. We deducted 10% of the greater of the employee benefit obligation or the market-related value of pension plan assets from the unamortized net actuarial gains or losses on a market-related value basis. Any excess was amortized to earnings on a straight-line basis over EARSL. Past service costs under previous Canadian GAAP also were amortized on a straight-line basis over EARSL.
     Under IFRS, we recognize actuarial gains and losses on a current basis in OCI as incurred. Vested past service costs are recognized immediately in earnings; unvested past service costs are amortized on a straight-line basis over the vesting period. IFRS also requires that the return on pension plan assets be measured using market values, instead of the market-related values we used under previous Canadian GAAP.
     For the three months ended September 30, 2010, the discount rate declined from 5.6% to 5.2% and the year-to-date actual return on assets was 7.6% compared to an expected annual return of 7.0%. As a result, our employee benefit obligation increased by $275 million, net of taxes of $71 million and non-controlling interest of $1 million and $204 million was charged to other comprehensive loss.
     For the nine months ended September 30, 2010, the discount rate declined from 6.4% to 5.2% and the year-to-date actual return on assets was 7.6% compared to an expected annual return of 7.0%. As a result, our employee benefit obligation increased by $2,150 million, net of taxes of $600 million and non-controlling interest of $2 million and $1,550 million was charged to other comprehensive loss.
     The decrease in net earnings of $26 million, net of taxes of $20 million, for the three months ended September 30, 2010 and $72 million, net of a taxes of $11 million, for the nine months ended September 30, 2010 is comprised of an increase in the net employee benefit plans cost due to the valuation of plan assets at market value, partly offset by the exclusion of amortization of actuarial losses as the losses were charged to the opening deficit on changeover to IFRS and the inclusion of pension current service cost in our capitalized labour rates.

46  BCE INC.  Q3 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

b. Depreciation and Amortization / Deemed Cost

Under IFRS, we elected, at the date of changeover, to use fair value as deemed cost for certain items of property, plant and equipment.
     Also under IFRS, we depreciate capital assets using the straight-line method over their estimated useful lives and gains and losses on retirement or disposal of assets are included in earnings as incurred.
     As a result of the above adjustments, net earnings increased by $20 million, net of taxes of $26 million, for the three months ended September 30, 2010 and $52 million, net of taxes of $55 million, for the nine months ended September 30, 2010.
     Under previous Canadian GAAP, we depreciated most of our wireline assets using the group method of depreciation. When we retired or disposed of assets in the ordinary course of business, we charged the gain or loss to accumulated depreciation.
     For the three months ended September 30, 2010, losses on disposal were nil and for the nine months ended September 30, 2010 losses on disposal resulted in decreases in net earnings $11 million, net of a tax recovery of $3 million.

c. Income Taxes

At September 30, 2010, the difference in the inclusion rate for temporary differences related to certain intangible assets resulted in an increase in our deferred tax liabilities and a decrease in equity of $311 million.

d. Non-Controlling Interest

Under previous Canadian GAAP, non-controlling interest was presented as a separate component between liabilities and equity in the statements of financial position and as a component of net earnings in the income statements.
     Under IFRS, non-controlling interest is presented as a separate component within equity in the statements of financial position and is not included as part of net earnings in the income statements.

e. Fund Unit Liability

Under previous Canadian GAAP, the 55.9% of fund units that were publicly held were accounted for as equity. They were presented as non-controlling interest in our financial statements, and were measured at the pro-rata share of net assets of Bell Aliant.
     Under IFRS, fund units held by the public that have a feature that allows the holder to redeem the instrument for cash or another financial asset at the holder’s option are presented as a liability and recorded at fair value with changes in fair value recorded in net earnings.
     For the three months ended September 30, 2010, interest on the fund unit liability, which represents distributions paid to the public unit holders, was $92 million, the fair value loss was $56 million and previously reported non-controlling interest decreased by $79 million, which resulted in a decrease in net earnings of $69 million.
     For the nine months ended September 30, 2010, interest on the fund unit liability, which represents distributions paid to the public unit holders, was $277 million, the fair value gain was $107 million and previously reported non-controlling interest decreased by $238 million, which resulted in an increase in net earnings of $68 million.

f. Joint Venture Interests

Under previous Canadian GAAP, we accounted for our interests in joint ventures using the proportionate consolidation method. Under this method, we recorded our pro-rata share of the assets and liabilities, revenues and expenses, and cash flows of our joint ventures. Under IFRS, we use the equity method to account for our joint venture interests.

BCE INC.  Q3 2011  QUARTERLY REPORT  47

This document has been filed by BCE Inc.
with Canadian securities commissions and
the U.S. Securities and Exchange Commission.
It can be found on BCE Inc.’s website at www.bce.ca,
on SEDAR at www.sedar.com and on EDGAR at
www.sec.gov or is available upon request from:

Investor Relations
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1 Carrefour Alexander-Graham-Bell
Verdun, Québec
H3E 3B3
www.bce.ca

e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970
For additional copies of these statements,
please contact investor relations.

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reports, please contact:

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